



We've

ARRIVED

FelCor Lodging Trust Incorporated *2007 Annual Report*

WELCOME.

We've arrived. It's a powerful feeling when goals are accomplished. After a year of hard work completing renovations, progressing with redevelopment projects and lowering debt, we are reaping the rewards. During 2007, our same-store Funds From Operations ("FFO") grew 25 percent compared to the prior year, and we increased the common stock dividend — not once, but twice.

Thanks to the dedicated efforts of our team, we made incredible progress during 2007:

- Disposed of our remaining non-strategic hotels, exceeding expectations for both proceeds and timing
- Finished our $400 million debt reduction program, which significantly lowered leverage
- Completed renovations at 75 of our 83 hotels through March 2008
- Began work on several redevelopment projects, three of which will be finished during the first part of 2008
- Completed our fourth condominium project at our resort in Myrtle Beach
- Improved our line of credit with an extended maturity date, increased availability and a lower interest rate
- Acquired two upper-upscale, resort hotels, marking our first major acquisition in almost ten years

Over the course of 2008, we expect to complete all remaining renovations and continue to pursue our remaining redevelopment projects. As a result of these initiatives, we expect our RevPAR (Revenue Per Available Room) to increase well above the industry average in 2008, and we anticipate exceptional growth over the next few years.

We've arrived at a new destination — and this is only the beginning. We have made great strides, and by seeking opportunities to further enhance the quality of our portfolio and improve operations through asset management, we will go much further.





COMPREHENSIVE UPGRADES

Our renovation program spans all 83 of our properties, and most of our work is done. We are over the hump and back to a typical renovation schedule. Through March 2008, we finished renovations at 75 hotels and work on the remaining hotels was underway and will be complete by the end of 2008. We are very pleased with the quality of the finished product and the results.

We are spending almost $450 million on our renovation program to improve the quality of all our hotels. The level of renovation work we undertook in 2007 was unprecedented, and the vast majority of projects were finished on time and within budget. Despite a few unforeseen issues that caused a change in scope, we remained within $15 million of our original aggregate budget.

Typical improvements touch every area of a hotel, including guest rooms and baths, corridors, meeting space, public areas, restaurants, lobbies and exteriors. Almost 70 percent of expenditures focus on "guest impact" items (such as updated bathrooms and new furniture in guest rooms), allowing us to increase average daily rate ("ADR"), which translates into higher RevPAR growth. Items such as mechanical systems, infrastructure and roofing comprise the remaining portion of the money being spent.

We expect to earn a return of 12 percent on the guest impact portion of invested capital through increases in RevPAR and growth in market share. For our hotels where renovations have been finished, aggregate RevPAR growth has met our targets and we expect this performance to continue in 2008. For 2007, RevPAR for our eight hotels where renovations had been completed by December 2006 increased almost 18 percent, compared to 2006. In the fourth quarter of 2007, RevPAR at our 49 hotels where renovations had been finished for at least a full quarter grew nearly 14 percent, compared to the prior year period.

During 2007, 68 of our hotels were undergoing some form of renovation. As a result, our portfolio experienced significant disruption, as approximately 450,000 room nights (more than 5.5 percent of our total) were out of service. This disruption negatively affected our RevPAR growth in 2007. For 2008, we expect to have significantly fewer room nights (less than one percent of our total) out of service. As disruption subsides and we earn returns from these investments, we believe our RevPAR growth will be significantly higher than the industry average in 2008.

It's been a journey of transformation — and with our improved portfolio, we're ready to take the next steps.

A typical renovation touches every area of a hotel, including guest rooms and baths, corridors, meeting space, public areas, restaurants, lobbies and exteriors. Almost 70 percent of these improvements focus on "guest impact" items, allowing us to increase average daily rate ("ADR"), which translates into higher RevPAR growth.




REVITALIZED
by REDEVELOPMENT





As an example of one of our redevelopment projects, we maximized the use of excess land at our resort in Myrtle Beach (above). A 35,000-square-foot convention center, which is adjacent to our resort, opened in January 2008. Additionally, we recently completed the construction of the Royale Palms condominium tower next to our property.

Discovering Opportunities

We've revealed hidden potential at many of our properties, and are making excellent progress on our redevelopment projects. By adding guest rooms and meeting space, building spas, rebranding hotels and seeking out other opportunities, we can enhance the profitability of our hotels. We have already announced or completed four such projects:

- A 35,000-square-foot convention center built adjacent to our Hilton® – Myrtle Beach Resort, opened in January 2008;
- Spa addition at our Embassy Suites Hotel® – Deerfield Beach Resort, opened in February 2008
- Additional meeting space at our Doubletree Guest Suites® – Doheny Beach will be finished in April 2008
- Redevelopment and rebranding of our San Francisco – Union Square hotel to a Marriott®, by early 2009

We are currently in various stages of planning and entitlement on our remaining projects. As part of our asset management approach, we are also searching for other value-added enhancements, such as new restaurant concepts and maximizing the use of public areas. For example, we recently opened a Ruth's Chris Steak House at our Embassy Suites Hotel in Atlanta-Buckhead and are converting unused space to meeting rooms at our Embassy Suites Hotel in Ft. Lauderdale.

We have been successful in maximizing the use of our land at our resort complex in Myrtle Beach. In April 2007, we completed the construction of the Royale Palms condominium tower, located next to our resort in Myrtle Beach. We recognized a gain of approximately $19 million from the sale of those condominiums, which exceeded our expectations by $1 million.

We are also implementing "green" practices, including water conservation, improved energy efficiency and waste reduction. These are environmentally friendly and also reduce operating costs. We are currently installing energy-efficient lighting throughout our entire portfolio, which typically generates a payback on our investment in less than one year. Our "green" efforts have also been recognized by multiple agencies. For example, the Florida Department of Environmental Protection certified all of our hotels in Orlando and the Renaissance® Vinoy Resort in Tampa as "Florida Green Lodges."

We've expanded avenues for internal growth, and we will continue to explore new ways to enhance our hotels.



Reaching new

HEIGHTS

with an UPPER-UPSCALE

FOCUS



On the Horizon

In December 2007, we purchased two hotels: the Renaissance Esmeralda Resort & Spa in Indian Wells, California and the Renaissance Vinoy Resort & Golf Club in St. Petersburg, Florida. These properties embody our strategy of owning upper-upscale hotels in markets with high barriers to entry. These are our first Renaissance-branded properties, and prior to these acquisitions, we had only one Marriott-managed hotel. We also will use our core competencies to further enhance the EBITDA growth and return on investment at these hotels through various redevelopment opportunities.

It's time to embark on the next phase of our journey. What's on the horizon?

It is important for us to stay on course and continue to execute our strategic plan, which is to continue to enhance the quality of our portfolio and seek opportunities to further diversify our portfolio by market, customer and brand, with the goal of enhancing our future EBITDA growth and improving our return on invested capital. Given current market conditions and uncertain near-term economic growth, we are committed to preserving our capital so that we can take advantage of opportunities at the appropriate time. Should demand growth moderate, we are well-positioned to weather a downturn. The renovation of our hotels, and the contingency plans that are in place, give our hotels the tools they need to perform well. Our balance sheet is flexible and we have sufficient capacity under our line of credit. Going forward, we will evaluate future asset sales and the appropriate use of those proceeds. We will also continue to be very disciplined in our approach to future acquisitions. We are looking forward to completing our initiatives and are excited about 2008.

The people of FelCor have worked tremendously hard over the past year. Their commitment to FelCor and our community is limitless; our team is a source of great pride for both of us. Without their commitment, FelCor would be a vastly different place — less exciting, fun and rewarding.

We've arrived. And we're right where we want to be.

The upper-upscale properties we recently purchased, the Renaissance Esmeralda (pictured above) and the Renaissance Vinoy, represent the type of high-quality assets we will seek to acquire in the future.





RICK SMITH
President and CEO

TOM CORCORAN
Chairman of the Board

PERFORMANCE SUMMARY

Adjusted FFO per share

03 $0.60
04 $1.01
05 $1.37
06 $1.98
07 $2.17

Common dividend per share

03 $0.00
04 $0.00
05 $0.15
06 $0.80
07 $1.20

Hotel EBITDA per room (IN THOUSANDS)

03 $6
04 $7
05 $8
06 $12
07 $12

Actual RevPAR and ADR

03 $59.19 $94.92
04 $64.91 $99.07
05 $74.29 $107.18
06 $91.45 $125.98
07 $94.48 $134.21

Adjusted FFO per share and Hotel EBITDA per room are non-GAAP financial measures. A detailed reconciliation and further discussion of these measures are contained in the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis of Financial Condition and Results of Operations in this 2007 annual report to stockholders. Hotel EBITDA per room, RevPAR and ADR are shown as historically reported.

FelCor Lodging Trust Incorporated Portfolio

ALABAMA

BIRMINGHAM
Embassy Suites – Birmingham

ARIZONA

PHOENIX
Embassy Suites – Phoenix-Biltmore
Embassy Suites – Tempe
Sheraton Crescent Hotel – Phoenix

CALIFORNIA

ANAHEIM
Embassy Suites – Anaheim-Disneyland® Area

DANA POINT
Doubletree Guest Suites – Doheny Beach

INDIAN WELLS
Renaissance – Esmeralda Resort & Spa

LOS ANGELES
Embassy Suites – El Segundo-International Airport South

MILPITAS
Embassy Suites – Milpitas-Silicon Valley

NAPA
Embassy Suites – Napa Valley

OXNARD
Embassy Suites – Mandalay Beach Resort & Conference Center

SAN DIEGO
Holiday Inn – San Diego-On the Bay

SAN FRANCISCO
Hotel 480-Union Square
Embassy Suites – San Francisco-Airport/Burlingame
Embassy Suites – San Francisco Airport/South San Francisco
Holiday Inn – San Francisco-Fisherman's Wharf

SAN RAFAEL
Embassy Suites – San Rafael-Marin County Conference Center

SANTA BARBARA
Holiday Inn – Santa Barbara-Goleta

SANTA MONICA
Holiday Inn – Santa Monica-Beach at the Pier

DELAWARE

WILMINGTON
Doubletree – Wilmington

FLORIDA

BOCA RATON
Embassy Suites – Boca Raton

COCOA BEACH
Holiday Inn – Cocoa Beach-Oceanfront

DEERFIELD BEACH
Embassy Suites – Deerfield Beach-Resort & Spa

FT. LAUDERDALE
Embassy Suites – Ft. Lauderdale-17th Street
Sheraton Suites – Ft. Lauderdale-Cypress Creek

JACKSONVILLE
Embassy Suites – Jacksonville-Bay Meadows

MIAMI
Embassy Suites – Miami-International Airport

ORLANDO
Doubletree Guest Suites – Walt Disney World® Resort
Embassy Suites – Orlando-International Drive South/Convention
Embassy Suites – Orlando-North
Holiday Inn – Orlando-International Drive Resort
Holiday Inn Select – Orlando-International Airport

ST. PETERSBURG
Renaissance – Vinoy Resort & Golf Club

TAMPA
Doubletree Guest Suites – Tampa Bay

GEORGIA

ATLANTA
Embassy Suites – Atlanta-Airport
Embassy Suites – Atlanta-Buckhead
Embassy Suites – Atlanta-Perimeter Center
Sheraton Gateway – Atlanta-Airport
Sheraton Suites – Atlanta-Galleria

ILLINOIS

CHICAGO
Embassy Suites – Chicago-Lombard/Oak Brook
Embassy Suites – Chicago-North Shore/Deerfield
Sheraton Gateway Suites – Chicago-O'Hare Airport

INDIANA

INDIANAPOLIS
Embassy Suites – Indianapolis-North

KANSAS

KANSAS CITY
Embassy Suites – Kansas City/Overland Park

KENTUCKY

LEXINGTON
Hilton Suites – Lexington Green

LOUISIANA

BATON ROUGE
Embassy Suites – Baton Rouge

NEW ORLEANS
Embassy Suites – New Orleans
Holiday Inn – New Orleans-Chateau LeMoyne French Quarter
Holiday Inn – New Orleans-French Quarter

MARYLAND

BALTIMORE
Embassy Suites – Baltimore at BWI Airport

MASSACHUSETTS

BOSTON
Embassy Suites – Boston/Marlborough
Holiday Inn Select – Boston-Beacon Hill

MINNESOTA

MINNEAPOLIS
Embassy Suites – Bloomington
Embassy Suites – Minneapolis-Airport

ST. PAUL
Embassy Suites – St. Paul-Downtown

MISSOURI

KANSAS CITY
Embassy Suites – Kansas City-Plaza

NEW JERSEY

PARSIPPANY
Embassy Suites – Parsippany

PISCATAWAY
Embassy Suites – Piscataway-Somerset

SECAUCUS
Embassy Suites – Secaucus-Meadowlands

NORTH CAROLINA

CHARLOTTE
Doubletree Guest Suites – Charlotte-SouthPark
Embassy Suites – Charlotte

RALEIGH
Doubletree Guest Suites – Raleigh/Durham
Embassy Suites – Raleigh-Crabtree

PENNSYLVANIA

PHILADELPHIA
Holiday Inn – Philadelphia-Historic District
Sheraton – Philadelphia-Society Hill

PITTSBURGH
Holiday Inn Select – Pittsburgh at University Center (Oakland)

SOUTH CAROLINA

CHARLESTON
Holiday Inn – Charleston-Mills House (Historic Downtown)

MYRTLE BEACH
Embassy Suites – Myrtle Beach-Oceanfront Resort
Hilton – Myrtle Beach Resort

TENNESSEE

NASHVILLE
Embassy Suites – Nashville-Airport-Opryland Area
Holiday Inn Select – Nashville-Opryland-Airport (Briley Parkway)

TEXAS

AUSTIN
Doubletree Guest Suites – Austin
Embassy Suites – Austin-Central

CORPUS CHRISTI
Embassy Suites – Corpus Christi

DALLAS
Embassy Suites – Dallas-DFW International Airport South
Embassy Suites – Dallas-Love Field
Embassy Suites – Dallas-Market Center
Westin – Dallas-Park Central

HOUSTON
Holiday Inn Hotel & Suites – Houston-Medical Center

SAN ANTONIO
Embassy Suites – San Antonio-International Airport
Embassy Suites – San Antonio-Northwest/I-10
Holiday Inn Select – San Antonio-International Airport

VERMONT

BURLINGTON
Sheraton Burlington Hotel & Conference Center

VIRGINIA

VIENNA
Sheraton Premiere at Tysons Corner

CANADA

TORONTO
Holiday Inn – Toronto-Yorkdale
Holiday Inn Select – Toronto-Airport

RESERVATIONS:

Doubletree Guest Suites & Hotels
1-800-222-TREE

Embassy Suites Hotels
1-800-EMBASSY

Hilton
1-800-HILTONS

Renaissance
1-800-MARRIOTT

Sheraton
1-800-325-3535

Westin
1-800-WESTIN1

Holiday Inn
1-800-HOLIDAY

Hotel 480
1-866-912-0973

FelCor Lodging Trust Incorporated

2007
Financial Information

Table of Contents

Selected Financial Data

The following tables set forth selected financial data for us for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, that has been derived from our audited financial statements and the notes thereto. This data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, and the consolidated financial statements and notes thereto, appearing elsewhere in this 2007 annual report to stockholders.

SELECTED FINANCIAL DATA
(in thousands, except per share data)

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Statement of Operations Data:[1]					
Total revenues	$ 1,021,884	$ 991,038	$ 914,655	$ 842,612	$ 786,883
Income (loss) from continuing operations[2]	55,693	8,565	(16,916)	(78,376)	(73,564)
Diluted earnings per share:					
Net income (loss) from continuing operations applicable to common stockholders	$ 0.27	$ (0.50)	$ (1.06)	$ (1.92)	$ (1.71)
Other Data:					
Cash distributions declared per common share[3]	$ 1.20	$ 0.80	$ 0.15	$ -	$ -
Funds From Operations[4]	135,919	93,451	(191,139)	(30,608)	(207,462)
EBITDA[4]	322,126	300,460	12,475	184,950	(532)
Cash flows provided by operating activities	137,337	147,700	111,482	33,281	52,914
Balance Sheet Data (at end of period):					
Total assets	$ 2,683,835	$ 2,583,249	$ 2,920,263	$ 3,318,191	$ 3,590,893
Total debt, net of discount	1,475,607	1,369,153	1,675,280	1,767,122	2,037,355

(1) All years presented have been adjusted to reflect sold hotels as discontinued operations.

(2) Included in income (loss) from continuing operations are the following amounts (in thousands):

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Charge-off of deferred debt costs	$ -	$ (3,562)	$ (1,448)	$ (6,960)	$ (2,834)
Loss on early extinguishment of debt	-	(12,471)	(4,037)	(44,216)	-
Abandoned projects	(22)	(33)	(265)	-	-
Gain on swap termination	-	1,715	-	1,005	-
Gain (loss) on sale of assets	-	(92)	469	-	106
Gain on sale of condominiums	18,622	-	-	-	-

(3) Commencing with the fourth quarter 2005, we reinstituted a common dividend. We had declared a quarterly common dividend on our common stock from our inception through 2002, but as a result of the uncertain geopolitical environment and soft business climate, together with the decline in Hotel EBITDA margins resulting from continued declines in our portfolio's average daily rate, our board of directors suspended the payment of dividends on our common stock in 2003 and 2004. We have, however, continued to pay the full accrued dividends on our outstanding preferred stock.

(4) A more detailed description and computation of FFO and EBITDA is contained in the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Consistent with SEC guidance, FFO has not been adjusted for the following amounts included in net income (loss) (in thousands):

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Impairment loss, net of minority interests	$ -	$ (15,547)	$ (257,775)	$ (38,289)	$ (243,739)
Charges related to debt extinguishment, net of minority interests	(811)	(17,472)	(11,300)	(51,176)	(1,223)
Gain on swap termination	-	1,715	-	1,005	-
Conversion costs	(491)	-	-	-	-
Asset disposition costs	-	-	(1,300)	(4,900)	-
Abandoned projects	(22)	(112)	(265)	-	-
Issuance costs of redeemed preferred stock	-	-	(6,522)	-	-

Consistent with SEC guidance, EBITDA has not been adjusted for the following amounts included in net income (loss) (in thousands):

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Impairment loss, net of minority interests	$ -	$ (15,547)	$ (257,775)	$ (38,289)	$ (243,739)
Charges related to debt extinguishment, net of minority interests	(811)	(17,472)	(11,300)	(51,176)	(1,223)
Gain on swap termination	-	1,715	-	1,005	-
Asset disposition costs	-	-	(1,300)	(4,900)	-
Abandoned projects	(22)	(112)	(265)	-	-
Gain on sale of hotels, net of income tax and minority interests	27,330	40,650	12,124	19,422	2,668
Gain on sale of hotels in unconsolidated entities	10,993	-	-	-	-

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

In 2006, we embarked on a $440 million renovation program at our 83 hotels (excluding the two hotels acquired in December 2007), designed to improve the quality, returns on investment and competitive position of these hotels. Through December 31, 2007, we completed renovations at 61 of these hotels (53 of which were completed in 2007). We currently expect to complete renovations at 13 additional hotels by March 31, 2008, and we expect to complete the remaining renovations by year-end 2008. In 2007, 68 of these hotels were undergoing some form of renovation taking rooms out of service and creating disruption at these hotels. Despite renovation related disruptions in 2007, we experienced 3.3% growth in revenue per available room, or RevPAR, compared to 2006. We had completed renovations in 49 hotels by the end of the third quarter 2007. RevPAR in the fourth quarter 2007 at those hotels increased 13.9% compared to the same period in prior year, indicating positive impact on RevPAR from these renovations. We believe that our renovated hotels will continue to perform better than the industry average and expect out hotel RevPAR growth to accelerate significantly in 2008.

In 2007, we sold 11 consolidated hotels thereby completing the disposition of non-strategic hotels that we originally identified in 2005. Through the course of this disposition program, we sold 45 consolidated hotels for aggregate gross proceeds of $720 million and used the proceeds to pay-down debt and fund our renovation program.

In December 2007, we acquired two upper-upscale resort hotels, the Renaissance Esmeralda Resort & Spa in Indian Wells, California and the Renaissance Vinoy Resort & Golf Club in St. Petersburg, Florida for a total purchase price of $225 million. These acquisitions are consistent with our stated strategy to continue to improve the overall quality and diversity of our hotel portfolio. The hotels meet our criteria of acquiring upper-upscale hotels and resorts in markets with high barriers to entry and also allow us to enhance our return on investment through various redevelopment opportunities.

In 2007, we completed construction of our 184-unit Royale Palms condominium project in Myrtle Beach, South Carolina. Through December 31, 2007, we have sold 179 units and recognized an aggregate gain of $18.6 million. The majority of these condominiums have entered our rental pool, thereby providing additional ongoing income. At December 31, 2007, we had five remaining condominium units to sell.

In 2007, we began the process of rebranding our San Francisco Union Square property as a Marriott hotel. The related renovation will include guest rooms, public areas and building exterior and should be completed by early 2009. Marriott took over management of the hotel in December 2007 and is operating this hotel as Hotel 480 Union Square during the renovation period.

For 2007, we declared common dividends totaling $1.20 per share. We increased our quarterly dividend twice during 2007, from $0.25 per share to $0.30 per share in the second quarter and then to $0.35 per share for the fourth quarter.

Financial Comparison (in thousands, except RevPAR, Hotel EBITDA margin and percentage change)

	Year Ended December 31,				
	2007	2006	% Change 2007-2006	2005	% Change 2006-2005
RevPAR	$ 94.48	$ 91.45	3.3 %	$ 84.86	7.8%
Hotel EBITDA[1]	293,713	292,419	0.4 %	252,810	15.7%
Hotel EBITDA margin[1]	28.8%	29.5%	(2.4) %	27.7%	6.5%
Income (loss) from continuing operations applicable to common shareholders[2]	16,980	(30,148)	156.3 %	(62,846)	52.0%
Funds From Operations ("FFO")[1][3]	135,919	93,451	45.4 %	(191,139)	148.9%
Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")[1][4]	322,126	300,460	7.2 %	12,475	2,308.5%

(1) Included in the Financial Comparison are non-GAAP financial measures, including Hotel EBITDA, Hotel EBITDA margin, FFO and EBITDA. Further discussion and a detailed reconciliation of these non-GAAP financial measures to our financial statements are found elsewhere in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

(2) Included in income (loss) from continuing operations applicable to common shareholders are the following amounts (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Loss on early extinguishment of debt	$ -	$ (12,471)	$ (4,037)
Charge-off of deferred debt costs	-	(3,562)	(1,448)
Abandoned projects	(22)	(33)	(265)
Gain on swap termination	-	1,715	-
Gain (loss) on sale of assets	-	(92)	469
Gain on sale of condominiums	18,622	-	-

(3) Consistent with SEC guidance on non-GAAP financial measures, FFO has not been adjusted for the following amounts included in net income (loss) (in thousands, except per share amounts).

	Year Ended December 31,		
	2007	2006	2005
Impairment loss, net of minority interests	$ -	$ (15,547)	$ (257,775)
Charges related to debt extinguishment, net of minority interests	(811)	(17,472)	(11,300)
Gain on swap termination	-	1,715	-
Conversion costs	(491)	-	-
Asset disposition costs	-	-	(1,300)
Abandoned projects	(22)	(112)	(265)
Issuance costs of redeemed preferred stock	-	-	(6,522)

(4) Consistent with SEC guidance on non-GAAP financial measures, EBITDA has not been adjusted for the following amounts included in net income (loss) (in thousands).

	Year Ended December 31,		
	2007	2006	2005
Impairment loss, net of minority interests	$ -	$ (15,547)	$ (257,775)
Charges related to debt extinguishment, net of minority interests	(811)	(17,472)	(11,300)
Gain on swap termination	-	1,715	-
Asset disposition costs	-	-	(1,300)
Abandoned projects	(22)	(112)	(265)
Gain on sale of hotels, net of income tax and minority interests	27,330	40,650	12,124
Gain on sale of hotels in unconsolidated entities	10,993	-	-

RevPAR and Hotel Operating Margin

In 2007, we had our fourth consecutive year-over-year increase in RevPAR. For the year, RevPAR increased 3.3% from $91.45 to $94.48. The increase in RevPAR was made up of a 6.5% increase in ADR while occupancy dropped 3.0% to 70.4%. We attribute the increase in RevPAR to a strong lodging industry, improved hotel performance following completion of renovation projects in 2006 and 2007 and a concerted effort to change our customer mix to higher ADR business. We expect RevPAR to continue increasing in 2008 and that improvements in both ADR and occupancy will drive RevPAR growth. Increases in ADR generally result in increases in Hotel EBITDA margins. Hotel EBITDA margin at our hotels improved from 27.7% in 2005 to 29.5% in 2006, but 2007 renovation-related disruptions were responsible for reduced RevPAR and caused a 68 basis point decline in our Hotel EBITDA margin to 28.8%, compared to 2006. We expect to see improvement in 2008 as ADR continues to be a significant factor in RevPAR improvement and renovation-related disruption decreases. We are focused on working with our brand managers to control expense growth, improve our Hotel EBITDA margins and manage renovation displacement to minimize the impact on Hotel EBITDA margins.

Results of Operations

Comparison of the Years Ended December 31, 2007 and 2006

For the year ended December 31, 2007, we recorded net income applicable to common stockholders of $50.3 million, compared $12.3 million in 2006. We had income from continuing operations of $55.7 million compared to a prior year income from continuing operations of $8.6 million. In 2007, income from continuing operations included an $18.6 million gain from the sale of condominium units at our Royale Palms condominium project in Myrtle Beach, South Carolina. Income from continuing operations in 2006 included an aggregate of $14.3 million of charges related to early retirement of debt.

Total revenue from continuing operations increased $30.8 million, or 3.1%, compared to the prior year. The increase in revenue is principally attributed to a 3.3% increase in RevPAR. The increase in RevPAR resulted from a 6.5% increase in ADR, net of a 3.0% drop in occupancy, and represents both industry RevPAR increases in many of our major markets and improvements in our renovated hotels' RevPAR.

Going into 2008, the lodging industry is generally expecting an increase in both ADR and occupancy. Because our portfolio is largely newly-renovated, we expect to outperform the general market in RevPAR increases. Renovation-related disruption had an adverse effect on our ADR, occupancy and Hotel EBITDA margin in 2007. Our Hotel EBITDA margin decreased by 68 basis points compared to 2006.

For 2007, total operating expenses increased by $42.5 million and increased as a percentage of total revenue from 87.9% to 89.4% compared to 2006. Hotel departmental expenses, which consist of rooms expense, food and beverage expense, and other operating departments, increased $9.7 million compared to 2006, and decreased slightly as a percentage of total revenue from 32.3% to 32.2%.

Other property operating costs, which consist of general and administrative costs, marketing costs, repairs and maintenance, utilities expense, and other costs, increased by $4.9 million compared to 2006, but decreased as a percentage of total revenue from 27.3% to 26.9%. All of the other property operating costs remained constant or decreased as a percent of total revenue compared to 2006 except for repair and maintenance cost, which increased slightly as a percent of total revenue from 5.3% to 5.4%.

Management and franchise fees increased by $2.3 million compared to 2006 but remained constant at 5.2% of total revenue.

Taxes, insurance and lease expense increased by $9.2 million compared to 2006 and increased slightly from 11.3% to 11.9% of total revenue. We had increases as a percentage of total revenue in property insurance. Increased property insurance premiums reflect the nationwide trend of increased rates related to catastrophic coverage, but we are currently seeing a softening of property insurance costs.

Corporate expenses decreased by $2.6 million compared to 2006 and decreased 32 basis points as a percentage of total revenue. The decrease in corporate expenses is principally attributed to 2006 expenses related to severance costs from executives who left the company in 2006 and a reduction in corporate bonus paid in 2007.

Depreciation expense increased by $16.2 million compared to 2006, which reflects the significant capital expenditures spent in connection with our renovation program in 2006 and 2007.

Net interest expense decreased by $18.4 million in 2007 compared to 2006. The principal reason for the reduction in interest expense is attributed to reduction in average debt outstanding from $1.4 billion in 2006 to $1.3 billion in 2007 and a 55 basis point decrease in our weighted average interest rate. During 2006, we refinanced $415 million of our senior notes and $138.9 million of our mortgage debt at lower interest rates, and we recognized a full year benefit from this in 2007.

The early retirement of debt in 2006 resulted in net debt extinguishment costs of $15.6 million, of which $1.3 million was recorded in discontinued operations. The early retirement of debt in 2007 resulted in debt extinguishment costs of $0.9 million, all of which was recorded in discontinued operations.

Equity in income from unconsolidated entities was $20.4 million in 2007 compared to $11.5 million in 2006. That increase reflects improved RevPAR and a $10.8 million net gain from the sale of two unconsolidated hotels in 2007.

In 2007, we completed construction of our 184-unit Royale Palms condominium project in Myrtle Beach, South Carolina. Through December 31, 2007, we sold 179 of the units and recognized a gain of $18.6 million.

Discontinued operations provided net income of $33.3 million in 2007 compared to $42.5 million in 2006. Included in discontinued operations at December 31, 2007 and 2006, are the operating income or loss, direct interest costs and gains on sale related to the 11 hotels sold in 2007 and 31 hotels sold in 2006. Gains on sale aggregating $28.0 million and $43.2 million were included in 2007 and 2006 income from discontinued operations, respectively.

Comparison of the Years Ended December 31, 2006 and 2005

For the year ended December 31, 2006, we recorded net income applicable to common stockholders of $12.3 million, compared to a net loss of $297.5 million in 2005. We had income from continuing operations of $8.6 million compared to a prior year loss from continuing operations of $16.9 million. A significant item impacting the current year income from continuing operations was an aggregate of $14.3 million of charges related to the early retirement of debt. Contributing to the 2005 loss from continuing operations were $6.5 million in losses from hurricanes and $5.5 million of charges related to the early retirement of debt.

Total revenue from continuing operations increased $76.4 million, or 8.4%, compared to the prior year. The increase in revenue is principally attributed to a 7.8% increase in RevPAR compared to 2005. The increase in RevPAR resulted from increases in ADR net of a slight drop in occupancy and represents industry RevPAR increases in most of our major markets. The lodging industry nationwide continues to experience increased demand, but there have been only limited increases in room supply leading to strong improvements in RevPAR in many markets. Our increase in ADR was higher than the overall industry average partly because of our concentrated efforts to change the mix of our business to higher ADR business. Increased ADR typically improves Hotel EBITDA margin because the hotels are receiving more revenue for each guest. In 2006, our Hotel EBITDA margin improved 182 basis points over 2005 largely because of the increased ADR.

Total operating expenses increased by $58.4 million but decreased as a percentage of total revenue from 88.9% to 87.9%. Hotel departmental expenses, which consist of rooms expense, food and beverage expense, and other operating departments, increased $16.3 million compared to 2005, but decreased as a percentage of total revenue from 33.2% to 32.3%, largely from improvements in labor costs as a percentage of total revenue. Hotel departmental expenses are directly related to the number of hotel guests and should continue to improve as a percentage of total revenue as rates increase.

Other property operating costs, which consist of general and administrative costs, marketing costs, repairs and maintenance, utilities expense, and other costs, increased $14.7 million compared to 2005, but decreased as a percentage of total revenue from 27.9% to 27.3%. All of the other property operating costs remained constant or decreased as a percent of total revenue compared to 2005.

Management and franchise fees increased $6.0 million compared to 2005 and increased slightly as a percentage of total revenue, from 4.9% to 5.2%. The increase as a percentage of total revenue is related to additional incentive fees earned by our management companies.

Taxes, insurance and lease expense increased $7.2 million compared to 2005 but decreased slightly as a percentage of total revenue from 11.5% to 11.3%. We had increases as a percentage of total revenue in percentage lease expense and property insurance, but this was more than offset by decreases as a percentage of total revenue in general liability insurance and property tax expense. Percentage lease expense is computed as a percentage of hotel revenues in excess of a base rent. As revenues increase, percentage rent expense increases at a faster rate. Property insurance reflects the nationwide trend of increases in rates related to catastrophic coverage.

Corporate expenses increased by $4.3 million compared to 2005 and increased slightly as a percentage of total revenue. The increase in corporate expenses is attributed to severance costs related to several executives that left the company in 2006 and additional asset management positions related to our modified asset management approach.

Depreciation expense increased by $10.1 million compared to 2005. The increase in depreciation expense reflects the large capital expenditures spent in 2005 and 2006.

Net interest expense decreased by $10.8 million in 2006 compared to 2005. The principal reason for the reduction in interest expense is attributed to reduction in average debt outstanding during 2006 of $256.7 million, a 26 basis point decrease in our weighted average interest rate and a $3.0 million increase in capitalized interest. During 2006, we refinanced $415 million of senior notes and $138.9 million of mortgage debt at lower interest rates. As the result of the strong economy, its impact on the travel and lodging industry and our lower secured debt levels, Standard & Poor's and Moody's Investor Services upgraded their ratings on our senior debt, resulting in a 50 basis point decrease in the interest rate on $300 million of our senior debt. The increase in capitalized interest is related to the expanded capital renovation program at our hotels and the construction loan on our Royale Palms Condominium development in Myrtle Beach, South Carolina, which we repaid in the second quarter of 2007.

The early retirement of debt in 2006 resulted in net debt extinguishment costs of $15.6 million, of which $1.3 million was recorded in discontinued operations. In 2005, we recorded $11.3 million in debt extinguishment costs, of which $5.8 million was recorded in discontinued operations.

Equity in income from unconsolidated entities was $11.5 million in 2006 compared to $10.2 million in 2005. Net income from unconsolidated entities owning hotels increased in 2006 principally related to improvements in RevPAR.

Minority interest decreased by $1.8 million compared to 2005, principally resulting from reduction in losses attributed to minority interest holders from improved operations.

Discontinued operations provided net income of $42.5 million in 2006 compared to a loss of $234.7 million in 2005. Included in discontinued operations at December 31, 2006, are the operating income or loss, direct interest costs and gains on sale related to the 31 hotels sold in 2006, 19 hotels disposed in 2005 and the 11 hotels considered held for sale at December 31, 2006. Gains on sale aggregating $43.2 million were included in the 2006 income from discontinued operations. Impairment charges recorded under the provisions of SFAS 144 aggregating $266.8 million are included in the loss from discontinued operations in 2005.

Non-GAAP Financial Measures

We refer in this 2007 annual report to stockholders to certain "non-GAAP financial measures." These measures, including FFO, Adjusted FFO, EBITDA, Hotel EBITDA, Hotel EBITDA as reported historically and Hotel EBITDA margin, are measures of our financial performance that are not calculated and presented in accordance with generally accepted accounting principles, or GAAP. The following tables reconcile each of these non-GAAP measures to the most comparable GAAP financial measure. Immediately following the reconciliations, we include a discussion of why we believe these measures are useful supplemental measures of our performance and of the limitations upon such measures.

The following tables detail our computation of FFO and Adjusted FFO (in thousands, except for per share data):

Reconciliation of Net Income (Loss) to FFO and Adjusted FFO
(in thousands, except per share data)

	Year Ended December 31,								
	2007			2006			2005		
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net income (loss)	$ 89,039			$ 51,045			$ (251,615)		
Preferred dividends	(38,713)			(38,713)			(39,408)		
Issuance costs of redeemed preferred stock	-			-			(6,522)		
Net income (loss) applicable to common stockholders	50,326	61,897	$ 0.81	12,332	60,734	$ 0.20	(297,545)	59,436	$ (5.01)
Depreciation, continuing operations	110,751	-	1.79	94,579	-	1.56	84,448	-	1.42
Depreciation, unconsolidated entities and discontinued operations	12,071	-	0.20	26,911	-	0.44	47,759	-	0.80
Gain on sale of hotels, net of income tax and minority interests	(27,330)	-	(0.44)	(40,650)	-	(0.67)	(12,124)	-	(0.20)
Gain on sale of hotels in unconsolidated entities	(10,993)	-	(0.18)	-	-	-	-	-	-
Minority interest in FelCor LP	1,094	1,354	(0.03)	279	1,864	(0.04)	(13,677)	2,778	(0.08)
Conversion of options and unvested restricted stock	-	-	-	-	327	-	-	-	-
FFO	135,919	63,251	2.15	93,451	62,925	1.49	(191,139)	62,214	(3.07)
Impairment loss, net of minority interest	-	-	-	15,547	-	0.24	257,775	-	4.15
Abandoned projects	22	-	-	112	-	-	265	-	-
Charges related to debt extinguishment, net of minority interest	811	-	0.01	17,472	-	0.28	11,300	-	0.18
Gain on swap termination	-	-	-	(1,715)	-	(0.03)	-	-	-
Conversion costs[a]	491	-	0.01	-	-	-	-	-	-
Asset disposition costs	-	-	-	-	-	-	1,300	-	0.02
Issuance costs of redeemed preferred stock	-	-	-	-	-	-	6,522	-	0.10
Conversion of options and unvested restricted stock	-	-	-	-	-	-	-	647	(0.01)
Adjusted FFO	$ 137,243	63,251	$ 2.17	$ 124,867	62,925	$ 1.98	$ 86,023	62,861	$ 1.37

[a] These costs relate to the conversion of our Hotel 480 Union Square in San Francisco to a Marriott. The conversion is expected to be complete by early 2009.

Reconciliation of Net Income (Loss) to FFO and Adjusted FFO
(in thousands, except per share data)

	Year Ended December 31,					
	2004			2003		
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net loss	$ (100,127)			$ (310,144)		
Preferred dividends	(35,130)			(26,908)		
Net loss applicable to common stockholders	(135,257)	59,045	$ (2.29)	(337,052)	58,657	$ (5.75)
Depreciation, continuing operations	78,116	-	1.32	76,288	-	1.30
Depreciation, unconsolidated entities and discontinued operations	52,636	-	0.89	73,747	-	1.26
Gain on sale of hotels	(19,422)	-	(0.33)	(2,668)	-	(0.05)
Minority interest in FelCor LP	(6,681)	2,939	(0.08)	(17,777)	3,188	(0.11)
FFO	(30,608)	61,984	(0.49)	(207,462)	61,845	(3.35)
Impairment loss, net of minority interest	38,289	-	0.62	243,739	-	3.94
Charges related to debt extinguishment, net of minority interest	51,176	-	0.82	1,223	-	0.01
Gain on swap termination	(1,005)	-	(0.02)	-	-	-
Asset disposition costs	4,900	-	0.08	-	-	-
Conversion of options and unvested restricted stock	-	359	-	-	303	-
Adjusted FFO	$ 62,752	62,343	$ 1.01	$ 37,500	62,148	$ 0.60

The following table details our computation of EBITDA (in thousands):

Reconciliation of Net Income (Loss) to EBITDA
(in thousands)

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Net income (loss)	$ 89,039	$ 51,045	$ (251,615)	$ (100,127)	$ (310,144)
Depreciation, continuing operations	110,751	94,579	84,448	78,116	76,288
Depreciation, unconsolidated entities and discontinued operations	12,071	26,911	47,759	52,636	73,747
Interest expense	98,929	114,909	125,707	138,872	156,327
Interest expense, unconsolidated entities and discontinued operations	5,987	7,657	16,949	19,189	18,817
Amortization expense	4,255	5,080	2,904	2,945	2,210
Minority interest in FelCor LP	1,094	279	(13,677)	(6,681)	(17,777)
EBITDA	$ 322,126	$ 300,460	$ 12,475	$ 184,950	$ (532)

Consistent with SEC guidance on non-GAAP financial measures, EBITDA has not been adjusted for the following amounts included in net income (loss) (in thousands):

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Impairment loss, net of minority interests	$ -	$ (15,547)	$ (257,775)	$ (38,289)	$ (243,739)
Charges related to debt extinguishment, net of minority interests	(811)	(17,472)	(11,300)	(51,176)	(1,223)
Gain on swap termination	-	1,715	-	1,005	-
Asset disposition costs	-	-	(1,300)	(4,900)	-
Abandoned projects	(22)	(112)	(265)	-	-
Gain on sale of hotels, net of income tax and minority interests	27,330	40,650	12,124	19,422	2,668
Gain on sale of hotels in unconsolidated entities	10,993	-	-	-	-

Hotel EBITDA and Hotel EBITDA Margin
(dollars in thousands)

	Year Ended December 31,		
	2007	2006	2005
Continuing Operations			
Total revenue	$ 1,021,884	$ 991,038	$ 914,655
Retail space rental and other revenue	(3,089)	(79)	(1,506)
Hotel revenue	1,018,795	990,959	913,149
Hotel operating expenses	(725,082)	(698,540)	(660,339)
Hotel EBITDA	$ 293,713	$ 292,419	$ 252,810
Hotel EBITDA margin[1]	28.8%	29.5%	27.7%

[1] Hotel EBITDA as a percentage of hotel revenue.

Hotel Operating Expense Composition
(dollars in thousands)

	Year Ended December 31,		
	2007	2006	2005
Continuing Operations			
Hotel departmental expenses:			
Room	$ 204,426	$ 199,283	$ 187,872
Food and beverage	104,086	97,012	93,136
Other operating departments	20,924	23,436	22,446
Other property related costs:			
Administrative and general	86,884	87,451	82,607
Marketing and advertising	84,286	81,113	76,151
Repairs and maintenance	55,045	52,710	50,011
Energy	49,002	49,027	46,857
Taxes, insurance and lease expense	66,921	57,271	56,044
Total departmental and other property related costs	671,574	647,303	615,124
Management and franchise fees	53,508	51,237	45,215
Hotel operating expenses	$ 725,082	$ 698,540	$ 660,339
Reconciliation of total operating expenses to hotel operating expenses:			
Total operating expenses	$ 913,714	$ 871,241	$ 812,885
Unconsolidated taxes, insurance and lease expense	7,314	6,273	5,881
Consolidated hotel lease expense	(61,652)	(61,054)	(54,689)
Abandoned projects	(22)	(33)	(265)
Corporate expenses	(20,718)	(23,308)	(19,025)
Depreciation	(110,751)	(94,579)	(84,448)
Other expenses	(2,803)	-	-
Hotel operating expenses	$ 725,082	$ 698,540	$ 660,339

Reconciliation of Net Income (Loss) to Hotel EBITDA
(in thousands)

	Year Ended December 31,		
	2007	2006	2005
Net income (loss)	$ 89,039	$ 51,045	$ (251,615)
Discontinued operations	(33,346)	(42,480)	234,699
Equity in income from unconsolidated entities	(20,357)	(11,537)	(10,169)
Minority interests	(1,033)	(2,508)	(4,310)
Consolidated hotel lease expense	61,652	61,054	54,689
Unconsolidated taxes, insurance and lease expense	(7,314)	(6,273)	(5,881)
Interest expense, net	92,489	110,867	121,668
Hurricane loss	-	-	6,481
Loss on early extinguishment of debt	-	12,471	4,037
Charge-off of deferred financing costs	-	3,562	1,448
Gain on swap termination	-	(1,715)	-
Corporate expenses	20,718	23,308	19,025
Depreciation	110,751	94,579	84,448
Retail space rental and other revenue	(3,089)	(79)	(1,506)
Other expenses	2,803	-	-
Abandoned projects	22	33	265
Gain on sale of condominiums	(18,622)	-	-
(Gain) loss on sale of assets	-	92	(469)
Hotel EBITDA	$ 293,713	$ 292,419	$ 252,810

Reconciliation of Ratio of Operating Income to Total Revenues to Hotel EBITDA Margin

	Year Ended December 31,		
	2007	2006	2005
Ratio of operating income to total revenues	10.6%	12.1%	11.1%
Retail space rental and other revenue	(0.3)	-	(0.2)
Unconsolidated taxes, insurance and lease expense	(0.7)	(0.6)	(0.5)
Consolidated lease expense	6.1	6.2	6.0
Other expenses	0.2	-	-
Corporate expenses	2.0	2.3	2.1
Depreciation	10.9	9.5	9.2
Hotel EBITDA margin	28.8%	29.5%	27.7%

Reconciliation of Net Income (Loss) to Hotel EBITDA as Reported Historically[a]
(in thousands)

	Year Ended December 31,		
	2007	2006	2005
Net income (loss)	$ 89,039	$ 51,045	$ (251,615)
Discontinued operations	(33,346)	(42,480)	11,291
Equity in income from unconsolidated entities	(20,357)	(11,537)	(10,169)
Minority interests	(1,033)	(2,508)	(23,813)
Consolidated hotel lease expense	61,652	61,054	57,004
Unconsolidated taxes, insurance and lease expense	(7,314)	(6,273)	(5,673)
Interest expense, net	92,489	110,867	130,954
Impairment loss	-	-	263,091
Hurricane loss	-	-	6,481
Charges related to debt extinguishment	-	16,033	14,580
Gain on swap termination	-	(1,715)	-
Corporate expenses	20,718	23,308	19,025
Depreciation	110,751	94,579	119,323
Other expenses	2,803	-	-
Abandoned projects	22	33	265
Loss (gain) on sale of other assets	-	92	(733)
Gain on sale of condominiums	(18,622)	-	-
Other revenue	(3,089)	(79)	(2,049)
Hotel EBITDA	$ 293,713	$ 292,419	$ 305,380
Number of hotels	83	83	125
Number of rooms	24,081	24,081	36,132

(a) For this presentation, we have used the historically reported Hotel EBITDA at the end of the periods reported. This reflects hotels reported in continuing operations at the end of the historical periods presented and does not reclassify hotels subsequently sold as discontinued operations. To further aid the reader, we have presented the number of hotels that were included in continuing operations and Hotel EBITDA at the end of the historical periods presented.

Reconciliation of Net Income (Loss) to Hotel EBITDA as Reported Historically[a]
(in thousands)

	Year Ended December 31,	
	2004	2003
Net loss	$ (100,127)	$ (310,144)
Discontinued operations	(11,183)	13,196
Equity in income from unconsolidated entities	(17,120)	(2,370)
Minority interests	(7,928)	(19,908)
Consolidated hotel lease expense	51,261	47,460
Unconsolidated taxes, insurance and lease expense	(6,045)	(7,141)
Interest expense, net	149,622	165,313
Hurricane loss	2,125	-
Loss on early extinguishment of debt	44,216	(331)
Impairment loss	33,760	224,584
Charge-off of deferred financing costs	6,960	2,834
Gain on swap termination	(1,005)	-
Corporate expenses	17,094	14,266
Depreciation	118,855	134,883
Gain on sale of assets	(1,167)	(284)
Other revenue	(2,721)	(1,022)
Hotel EBITDA	$ 276,597	$ 261,336
Number of hotels	143	159
Number of rooms	39,980	44,292

(a) For this presentation, we have used the historically reported Hotel EBITDA at the end of the periods reported. This reflects hotels reported in continuing operations at the end of the historical periods presented and does not reclassify hotels subsequently sold as discontinued operations. To further aid the reader, we have presented the number of hotels that were included in continuing operations and Hotel EBITDA at the end of the historical periods presented.

Substantially all of our non-current assets consist of real estate. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminish predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider supplemental measures of performance, which are not measures of operating performance under GAAP, to be helpful in evaluating a real estate company's operations. These supplemental measures, including FFO, Adjusted FFO, EBITDA, Hotel EBITDA, Hotel EBITDA as presented historically and Hotel EBITDA margin, are not measures of operating performance under GAAP. However, we consider these non-GAAP measures to be supplemental measures of a REIT's performance and should be considered along with, but not as an alternative to, net income as a measure of our operating performance.

FFO and EBITDA

The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, defines FFO as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. We compute FFO in accordance with standards established by NAREIT. This may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition, or that interpret the current NAREIT definition differently than we do.

EBITDA is a commonly used measure of performance in many industries. We define EBITDA as net income or loss (computed in accordance with GAAP) plus interest expenses, income taxes, depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect EBITDA on the same basis.

Adjustments to FFO

We adjust FFO when evaluating our performance because management believes that the exclusion of certain additional recurring and non-recurring items such as those described below provides useful supplemental information to investors regarding our ongoing operating performance and that the presentation of Adjusted FFO when combined with GAAP net income and FFO is beneficial to an investor's better understanding of our operating performance.

- *Gains and losses related to early extinguishment of debt and interest rate swaps* – We exclude gains and losses related to early extinguishment of debt and interest rate swaps from FFO because we believe that it is not indicative of ongoing operating performance of our hotel assets.

- *Impairment losses* – We exclude the effect of impairment losses and gains or losses on disposition of assets in computing Adjusted FFO because we believe that including these is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, we believe that impairment charges and gains or losses on disposition of assets represent accelerated depreciation or excess depreciation, and depreciation is excluded from FFO by the NAREIT definition.

- *Cumulative effect of a change in accounting principle* – Infrequently, the Financial Accounting Standards Board promulgates new accounting standards that require the consolidated statements of operations to reflect the cumulative effect of a change in accounting principle. We exclude these one-time adjustments in computing Adjusted FFO because they do not reflect our actual performance for that period.

Hotel EBITDA and Hotel EBITDA Margin

Hotel EBITDA and Hotel EBITDA margin are commonly used measures of performance in the hotel industry and give investors a more complete understanding of the operating results over which our individual hotels and operating managers have direct control. We believe that Hotel EBITDA and Hotel EBITDA margin are useful to investors by providing greater transparency with respect to two significant measures used by us in our financial and operational decision-making. Additionally, using these measures facilitates comparisons with other hotel REITs and hotel owners. We present Hotel EBITDA and Hotel EBITDA margin by eliminating corporate-level expenses, depreciation and expenses related to our capital structure. We eliminate corporate-level costs and expenses because we believe property-level results provide investors with supplemental information into the ongoing operational performance of our hotels and the effectiveness of management in running our business on a property-level basis. We eliminate depreciation and amortization because, even though depreciation and amortization are property-level expenses, we do not believe that these non-cash expenses, which are based on historical cost accounting for real estate assets, and implicitly assume that the value of real estate assets diminishes predictably over time, accurately reflect an adjustment in the value of our assets. We also eliminate consolidated percentage rent paid to unconsolidated entities, which is effectively eliminated by minority interest expense and equity in income from unconsolidated subsidiaries, and include the cost of unconsolidated taxes, insurance and lease expense, to reflect the entire operating costs applicable to our Consolidated Hotels.

Use and Limitations of Non-GAAP Measures

Our management and Board of Directors use FFO, Adjusted FFO, EBITDA, Hotel EBITDA and Hotel EBITDA margin to evaluate the performance of our hotels and to facilitate comparisons between us and other lodging REITs, hotel owners who are not REITs and other capital intensive companies. We use Hotel EBITDA and Hotel EBITDA margin in evaluating hotel-level performance and the operating efficiency of our hotel managers. Hotel EBITDA as reported historically shows the relative change in the quality of our hotel portfolio over the periods presented.

The use of these non-GAAP financial measures has certain limitations. FFO, Adjusted FFO, EBITDA, Hotel EBITDA and Hotel EBITDA margin, as presented by us, may not be comparable to FFO, Adjusted FFO, EBITDA, Hotel EBITDA and Hotel EBITDA margin as calculated by other real estate companies. These measures do not reflect certain expenses that we incurred and will incur, such as depreciation, interest and capital expenditures. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our reconciliations to the most comparable GAAP financial measures, and our consolidated statements of operations and cash flows, include interest expense, capital expenditures, and other excluded items, all of which should be considered when evaluating our performance, as well as the usefulness of our non-GAAP financial measures.

These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. They should not be considered as alternatives to operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. Neither should FFO, Adjusted FFO, FFO per share or EBITDA be considered as measures of our liquidity or indicative of funds available for our cash needs, including our ability to make cash distributions or service our debt. FFO per share does not measure, and should not be used as a measure of, amounts that accrue directly to the benefit of stockholders. FFO, Adjusted FFO, EBITDA, Hotel EBITDA, Hotel EBITDA as presented historically and Hotel EBITDA margin reflect additional ways of viewing our operations that we believe, when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on a single financial measure.

Liquidity and Capital Resources

Our principal source of cash to meet our cash requirements, including distributions to stockholders and repayments of indebtedness, has historically been hotel operations. In 2007, net cash flow provided by operating activities, consisting primarily of hotel operations, was $137.3 million. At December 31, 2007, we had cash on hand of $57.6 million, including approximately $36.0 million held under management agreements to meet minimum working capital requirements.

For 2007, we declared and paid common dividends of $1.20 per share in the aggregate. Our board of directors will determine the amount of future common and preferred dividends for each quarter, based upon the actual operating results for that quarter, economic conditions, other operating trends, our financial condition and capital requirements, as well as the minimum REIT distribution requirements.

We have committed to spend approximately $440 million to renovate our hotels over a three-year period that commenced in 2006. We have used proceeds from non-strategic hotel sales and proceeds from condominium sales to fund these renovations and repay debt. The sale of 45 non-strategic hotels beginning in late 2005 through mid-2007 generated gross proceeds of approximately $720 million. In 2007, we experienced significant displacement from hotel renovations that resulted in reduced revenues and Hotel EBITDA margins. We expect that the effect of ongoing renovation displacement for 2008 will be less significant, as a substantial amount of our renovations were completed by the end of 2007 and most of our remaining renovations will be completed in early 2008.

We completed our 184-unit Royale Palms condominium development in the second quarter of 2007. Through December 31, 2007 we have earned net income of $18.6 million from the sale of condominium units in 2007. The sale of these condominiums provided additional cash to fund our renovation program.

We currently expect that our cash flow provided by operating activities for 2008 will be approximately $193 to $201 million. This forecast assumes RevPAR increases between 6.5% and 8.5% and Hotel EBITDA margin increases of approximately 50 to 100 basis points. Our current operating plan contemplates that we will make aggregate common dividend payments of approximately $90 million, preferred dividend payments of $39 million and $22 million in normal recurring principal payments, leaving surplus cash flow (before capital expenditures or additional debt reduction) of approximately $42 to $50 million. In 2008, we plan to spend approximately $150 million on capital expenditures, which will be funded from cash and borrowing under our line of credit.

Events, including terrorist attacks, natural disasters, U.S. military involvement in the Middle East, the subprime mortgage crisis and bankruptcies of major corporations, had an adverse impact on capital markets in prior years. Events, or circumstances of similar magnitude or impact, could adversely affect the availability and cost of our capital. In addition, the slowdown of the overall economy and of the lodging industry could adversely affect our operating cash flow and the availability and cost of capital for our business.

We capitalize interest and certain other costs, such as property taxes, land leases, property insurance and employee costs relating to hotels undergoing major renovations and redevelopments. We cease capitalizing these costs to projects when construction is substantially complete. Such costs capitalized in 2007, 2006, and 2005, were $12.5 million, $10.6 million and $8.4 million, respectively. Because of the reduced level of renovation work in 2008 compared to 2007 and 2006, we expect to capitalize substantially fewer costs in 2008 than in prior years.

We are subject to increases in hotel operating expenses, including wage and benefit costs, repair and maintenance expenses, utilities and insurance expenses, that can fluctuate disproportionately to revenues. Operating expenses are difficult to predict and control, which can produce volatility in our operating results. If our hotel RevPAR decreases and/or Hotel EBITDA margins shrink, our operations, earnings and/or cash flow could be adversely effected.

During 2007, our pro rata share of capital expenditures spent on our consolidated and unconsolidated hotels was $265.9 million. This includes renovations and redevelopment projects.

Debt

Line of Credit. In 2007, we amended our line of credit agreement to increase the amount available under the line from $125 million to $250 million, provide the ability to further increase the facility up to $500 million under certain conditions, reduce certain fees and costs including the interest rates applicable to borrowings, improve certain financial covenants and extend the initial maturity from January 2009 to August 2011 with the right to extend for an additional one-year period under certain conditions. At December 31, 2007, we had no borrowings outstanding under our line of credit. The interest rate on our line of credit was LIBOR plus 0.80% at December 31, 2007 and should increase to LIBOR plus 1.0% in April 2008.

Our $250 million line of credit contains certain restrictive covenants, including a leverage ratio, fixed charge coverage ratio, unencumbered leverage ratio and a maximum payout ratio. The interest rate on our line can range from 80 to 150 basis points over LIBOR, based on our leverage ratio as defined in our line of credit agreement. In addition to financial covenants, our line of credit includes certain other affirmative and negative covenants, including restrictions on our ability to create or acquire wholly-owned subsidiaries; restrictions on the operation/ownership of our hotels; limitations on our ability to lease property or guarantee leases of other persons; limitations on our ability to make restricted payments (such as distributions on common and preferred stock, share repurchases and certain investments); limitations on our ability to merge or consolidate with other persons, to issue stock of our subsidiaries and to sell all or substantially all of our assets; restrictions on our ability to make investments in condominium developments; limitations on our ability to change the nature of our business; limitations on our ability to modify certain instruments, to create liens, to enter into transactions with affiliates; and limitations on our ability to enter into joint ventures. At the date of this filing, we were in compliance with all of these covenants. If operating results fall significantly below our current expectations, we may not be able to meet some or all of these covenants in which case we may be unable to borrow under our line of credit. The breach of any of the covenants and limitations under our line of credit could result in the acceleration of amounts outstanding. Our failure to satisfy any accelerated recourse indebtedness, if in the amount of $25 million or more, could result in the acceleration of our other unsecured recourse indebtedness. We may not be able to refinance or repay our debt in full under those circumstances.

Our other borrowings contain affirmative and negative covenants that are generally equal to or less restrictive than our line of credit. Payment of amounts due under our line of credit is guaranteed by us and certain of our subsidiaries who also guarantee payment of our senior debt and payment is secured by a pledge of our limited partnership interest in FelCor LP.

Mortgage Debt. In December 2007, we assumed an existing loan in the original principal amount of $88.0 million in connection with our acquisition of the Renaissance Esmeralda Resort & Spa in Indian Wells, California and an existing loan in the original principal amount of $89.3 million in connection with our acquisition of the Renaissance Vinoy Resort & Golf Club in St. Petersburg, Florida. The interest rate on both loans is 155 basis points over the one-month LIBOR. Each loan is non-recourse to us and secured by a mortgage on its respective property. Both loans mature on May 1, 2009 unless extended, solely at our option, for three successive one-year terms, and may be prepaid at any time with no penalty or premium owed.

At December 31, 2007, we had aggregate mortgage indebtedness of approximately $953.1 million that was secured by 45 of our consolidated hotels with an aggregate book value of approximately $1.5 billion. Our hotel mortgage debt is recourse solely to the specific assets securing the debt, except in the case of fraud, misapplication of funds and other customary recourse carve-out provisions. Loans secured by four hotels provide for lock-box arrangements under certain circumstances.

With respect to two of these loans, we are permitted to retain 115% of budgeted hotel operating expenses, but the remaining revenues would become subject to a lock-box arrangement if a specified debt service coverage ratio is not met. These hotels currently exceed the minimum debt service coverage ratio, however, under the terms of the loan agreement, the lock-box provisions remain in place until the loan is repaid. None of these hotels has ever fallen below the debt service coverage ratio.

With respect to the mortgage debt assumed in connection with our acquisitions of the Renaissance Vinoy Resort & Golf Club and Renaissance Esmeralda Resort & Spa, all cash from the hotels in excess of operating expenses, taxes, insurance and capital expenditure reserves is subject to lock-box arrangements. In each case, the lender holds lock-box funds that are first applied to meet current debt service obligations and any excess funds are held in the lock-box account until the relevant hotel meets or exceeds a debt service coverage ratio of 1:1. At December 31, 2007, the debt service coverage ratio for one hotel was below 1:1.

Our hotel mortgage debt is non-recourse to us and contains provisions allowing for the substitution of collateral upon satisfaction of certain conditions. Most of our mortgage debt is prepayable, subject to various prepayment, yield maintenance or defeasance obligations.

Senior Notes. Our publicly-traded senior notes require that we satisfy total leverage, secured leverage and interest coverage tests in order to: incur additional indebtedness except to refinance maturing debt with replacement debt, as defined under our indentures; pay dividends in excess of the minimum dividend required to meet the REIT qualification test; repurchase capital stock; or merge. As of the date of this filing, we have satisfied all such tests. Under the terms of certain of our indentures, we are prohibited from repurchasing any of our capital stock, whether common or preferred, subject to certain exceptions, so long as our debt-to-EBITDA ratio, as defined in the indentures, exceeds 4.85 to 1, which it does at the date of this filing. Debt, as defined in the indentures, approximates our consolidated debt. EBITDA is defined in the indentures as consolidated GAAP net income, adjusted for minority interest in FelCor LP, actual cash distributions by unconsolidated entities, gains or losses from asset sales, dividends on preferred stock and extraordinary gains and losses (as defined at the date of the indentures), plus interest expense, income taxes, depreciation expense, amortization expense and other non-cash items. In addition, if we were unable to continue to satisfy the incurrence test under the indentures governing our senior unsecured notes, we may be prohibited from, among other things, incurring any additional indebtedness, except under certain specific exceptions, or paying dividends on our preferred or common stock, except to the extent necessary to satisfy the REIT qualification requirement that we distribute currently at least 90% of our taxable income.

We currently anticipate that we will meet our financial covenant and incurrence tests based on current RevPAR expectations. For 2008, we currently anticipate that our full year 2008 portfolio RevPAR will be between approximately 6.5% and 8.5% above the prior year.

Other Debt. In late 2007, we were notified that a AAA money market fund in which we had invested approximately $8.4 million had ceased honoring redemption requests and would liquidate its investments over approximately a six-month period. In order to ensure that our liquidity would not be impaired as a consequence, an affiliate of the fund sponsor provided us with a short-term loan at a rate approximately equal to our earnings rate on the fund. Through the date of this filing we have received redemptions aggregating $3.5 million and the balance remaining on the short-term loan was $4.8 million.

Construction Loan. In 2005, we obtained a construction loan to build our Royale Palms condominium development in Myrtle Beach, South Carolina. We repaid all amounts outstanding on the construction loan in May 2007 with proceeds from condominium sales.

Interest Rate Caps. To fulfill requirements under certain loans, we owned interest rate caps with aggregate notional amounts of $427.2 million and $337.3 million as of December 31, 2007 and 2006, respectively. These interest rate cap agreements have not been designated as hedges and have insignificant fair values at both December 31, 2007 and 2006, resulting in no significant net earnings impact.

The following table details our debt outstanding at December 31, 2007 and 2006 (in thousands):

	Encumbered Hotels	Interest Rate at December 31, 2007	Maturity Date	Balance Outstanding December 31, 2007	Balance Outstanding December 31, 2006
Line of credit[a]	none	L + 0.80	August 2011	$ -	$ -
Senior term notes	none	8.50[b]	June 2011	299,163	298,911
Senior term notes	none	L + 1.875	December 2011	215,000	215,000
Other	none	L + 0.40	March 2008	8,350	-
Total line of credit and senior debt[c]		7.65		522,513	513,911
Mortgage debt	12 hotels	L + 0.93[d]	November 2008[e]	250,000	250,000
Mortgage debt	7 hotels	6.57	June 2009-2014	89,087	97,553
Mortgage debt	7 hotels	7.32	March 2009	120,827	124,263
Mortgage debt	8 hotels	8.70	May 2010	165,981	169,438
Mortgage debt	6 hotels	8.73	May 2010	119,568	122,578
Mortgage debt	2 hotels	L + 1.55[f]	May 2009[g]	175,980	-
Mortgage debt	1 hotel	L + 2.85	August 2008	15,500	15,500
Mortgage debt	1 hotel	5.81	July 2016	12,509	12,861
Other	1 hotel	9.17	August 2011	3,642	4,452
Construction loan[h]	-	-	-	-	58,597
Total mortgage debt[c]	45 hotels	6.99		953,094	855,242
Total		7.22%		$1,475,607	$ 1,369,153

(a) We have a borrowing capacity of $250 million on our line of credit. The interest rate on this line can range from 80 to 150 basis points over LIBOR, based on our leverage ratio as defined in our line of credit agreement.

(b) The interest rate on these senior notes will increase to 9.0% if the credit rating on our senior debt is downgraded by Moody's to B1 and Standard & Poor's rating remains below BB-.

(c) Interest rates are calculated based on the weighted average debt outstanding at December 31, 2007.

(d) We have purchased an interest rate cap for this notional amount with a cap rate of 7.8% that expires in November 2008.

(e) This loan has three one-year extension options that permit the maturity to be extended to 2011, at our option.

(f) We have purchased interest rate caps for $177 million aggregate notional amounts with cap rates of 6.25% which expire in May 2009.

(g) These loans have three one-year extension options that permit the maturity to be extended to 2012, at our option.

(h) In the second quarter of 2007, we repaid in full a recourse construction loan facility for the development of a 184-unit condominium project in Myrtle Beach, South Carolina.

Contractual Obligations

We have obligations and commitments to make certain future payments under debt agreements and various contracts. The following schedule details these obligations at December 31, 2007 (in thousands):

	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Debt [(a)]	$ 1,747,622	$ 388,647[(b)]	$ 720,602[(c)]	$ 553,934	$ 84,439
Operating leases	392,978	35,085	66,274	62,844	228,775
Purchase obligations	106,157	106,157	-	-	-
Total contractual obligations	$ 2,246,757	$ 529,889	$ 786,876	$ 616,778	$ 313,214

(a) Our long-term debt consists of both secured and unsecured debt and includes both principal and interest. Interest expense for variable rate debt was calculated using the interest rate at December 31, 2007.
(b) Includes a $250 million mortgage note, maturing in 2008, that has three one-year extension options.
(c) Includes mortgage debt of $176 million, maturing in 2009, that has three one-year extension options.

Off-Balance Sheet Arrangements

At December 31, 2007, we had unconsolidated 50% investments in ventures that own an aggregate of 17 hotels (referred to as hotel joint ventures), and we had unconsolidated 50% investments in ventures that operate three of those 17 hotels (referred to as operating joint ventures). Of the remaining 14 joint venture hotels, we own approximately 51% of the lessees operating 13 hotels and one hotel joint venture is operated without a lease. We also owned a 50% interest in entities that provide condominium management services and develop condominiums in Myrtle Beach, South Carolina. None of our directors, officers or employees owns any interest in any of these joint ventures or entities. The hotel joint ventures had $188.4 million of non-recourse mortgage debt relating to these 17 hotels, of which our pro rata portion was $94.2 million, none of which is reflected as a liability on our consolidated balance sheet. Our liabilities with regard to non-recourse debt and the liabilities of our subsidiaries that are members or partners in joint ventures are generally limited to guarantees of the borrowing entity's obligations to pay for the lender's losses caused by misconduct, fraud or misappropriation of funds by the venture and other typical exceptions from the non-recourse provisions in the mortgages, such as for environmental liabilities.

We have recorded equity in income of unconsolidated entities of $20.4 million; $11.5 million; and $10.2 million (including a gain of $11 million related to the sale of two hotels) for the years ended December 31, 2007, 2006 and 2005, respectively, and received distributions of $9.8 million (of which $0.9 million was provided from operations), $9.3 million (of which $3.6 million was provided from operations), and $7.6 million (of which $1.1 million was provided from operations) for the years 2007, 2006 and 2005, respectively. The principal source of income for our hotel joint ventures is percentage lease revenue from the operating lessees.

Capital expenditures on the hotels owned by our hotel joint ventures are generally funded from the income from operations of these ventures. However, if a venture has insufficient cash flow to meet operating expenses or make necessary capital improvements, the venture may make a capital call upon the venture members or partners to fund such necessary improvements. It is possible that, in the event of a capital call, the other joint venture member or partner may be unwilling or unable to make the necessary capital contributions. Under such circumstances, we may elect to make the other party's contribution as a loan to the venture or as an additional capital contribution by us. Under certain circumstances, a capital contribution by us may increase our equity investment to greater than 50% and may require that we consolidate the venture, including all of its assets and liabilities, into our consolidated financial statements.

With respect to those ventures that are partnerships, the hotels owned by these ventures could perform below expectations and result in the insolvency of the ventures and the acceleration of their debts, unless the members or partners provide additional capital. In some ventures, the members or partners may be required to make additional capital contributions or have their interest in the venture be reduced or offset for the benefit of any party making the required investment on their behalf. We may be faced with the choice of losing our investment in a venture or investing additional capital under circumstances that do not assure a return on that investment.

Inflation

Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, require us to reduce room rates in the near term and may limit our ability to raise room rates in the future. We are also subject to the risk that inflation will cause increases in hotel operating expenses disproportionately to revenues.

Seasonality

The lodging business is seasonal in nature. Generally, hotel revenues are greater in the second and third calendar quarters than in the first and fourth calendar quarters, although this may not be true for hotels in major tourist destinations. Revenues for hotels in tourist areas generally are substantially greater during tourist season than other times of the year. Seasonal variations in revenue at our hotels can be expected to cause quarterly fluctuations in our revenues. Quarterly earnings also may be adversely affected by events beyond our control, such as extreme weather conditions, economic factors and other considerations affecting travel. To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in revenues, we may utilize cash on hand or borrowings to satisfy our obligations or make distributions to our equity holders.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an on-going basis, we evaluate our estimates, including those related to bad debts, the carrying value of investments in hotels, litigation, and other contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the most significant judgments and estimates used in the preparation of our consolidated financial statements.

- We capitalize interest and certain other costs, such as property taxes, land leases, and property insurance and employee costs related to hotels undergoing major renovations and redevelopments. Such costs capitalized in 2007, 2006 and 2005 were $12.5 million, $10.6 million and $8.4 million, respectively. We make estimates with regard to when components of the renovated asset or redevelopment project are taken out of service or placed in service when determining the appropriate amount and time to capitalize these costs. If these estimates are inaccurate, we could capitalize too much or too little with regard to a particular project.
- Depreciation expense is based on the estimated useful life of our assets and amortization expense for leasehold improvements is the shorter of the lease term or the estimated useful life of the related assets. The lives of the assets are based on a number of assumptions including cost and timing of capital expenditures to maintain and refurbish the assets, as well as specific market and economic conditions. While we believe our estimates are reasonable, a change in the estimated lives could affect depreciation expense and net income (loss) or the gain or loss on the sale of any of our hotels.
- Investments in hotel properties are stated at acquisition cost and allocated to land, property and equipment, identifiable intangible assets and assumed debt and other liabilities at fair value in accordance with Statement of Financial Accounting Standards No. 141, *Business Combinations*. Any remaining unallocated acquisition costs would be treated as goodwill. Property and equipment are recorded at valuations performed by management and independent third parties. Identifiable intangible assets are typically contracts including ground and retail leases and management and franchise agreements, which are recorded at fair value, although no value is

generally allocated to contracts which are at market terms. Above-market and below-market contract values are based on the present value of the difference between contractual amounts to be paid pursuant to the contracts acquired and our estimate of the fair value of contract rates for corresponding contracts measured over the period equal to the remaining non-cancelable term of the contract. Intangible assets are amortized using the straight-line method over the remaining non-cancelable term of the related agreements. In making estimates of fair values for purposes of allocating purchase price, we may utilize a number of sources that may be obtained in connection with the acquisition or financing of a property and other market data, including third-party appraisals and valuations.

- We are required by GAAP to record an impairment charge when we believe that an investment in one or more of our hotels held for investment has been impaired, such that future undiscounted cash flows would not recover the book basis, or net book value, of the investment. We test for impairment when certain events occur, including one or more of the following: projected cash flows are significantly less than recent historical cash flows; significant changes in legal factors or actions by a regulator that could affect the value of our hotels; events that could cause changes or uncertainty in travel patterns; and a current expectation that, more likely than not, a hotel will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. In the evaluation of impairment of our hotels, and in establishing impairment charges, we made many assumptions and estimates on a hotel by hotel basis, which included the following:

    - Annual cash flow growth rates for revenues and expenses;
    - Holding periods;
    - Expected remaining useful lives of assets;
    - Estimates in fair values taking into consideration future cash flows, capitalization rates, discount rates and comparable selling prices; and
    - Future capital expenditures.

  Changes in these estimates, future adverse changes in market conditions or poor operating results of underlying hotels could result in losses or an inability to recover the carrying value of the hotels that may not be reflected in the hotel's carrying value, thereby requiring impairment charges in the future.

- We make estimates with respect to contingent liabilities for losses covered by insurance in accordance with Financial Accounting Standard 5, Accounting for Contingencies. We record liabilities for self insured losses under our insurance programs when it becomes probable that an asset has been impaired or a liability has been incurred at the date of our financial statements and the amount of the loss can be reasonably estimated. We are self-insured for the first $250,000, per occurrence, of our general liability claims with regard to 59 of our hotels. We review the adequacy of our reserves for our self-insured claims on a regular basis. Our reserves are intended to cover the estimated ultimate uninsured liability for losses with respect to reported and unreported claims incurred at the end of each accounting period. These reserves represent estimates at a given date, generally utilizing projections based on claims, historical settlement of claims and estimates of future costs to settle claims. Estimates are also required since there may be delays in reporting. Because establishment of insurance reserves is an inherently uncertain process involving estimates, currently established reserves may not be sufficient. If our insurance reserves of $4.4 million, at December 31, 2007, for general liability losses are insufficient, we will record an additional expense in future periods. Property and catastrophic losses are event-driven losses and, as such, until a loss occurs and the amount of loss can be reasonably estimated, no liability is recorded. We had recorded no contingent liabilities with regard to property or catastrophic losses at December 31, 2007.

- Our Taxable REIT Subsidiaries, or TRSs, have cumulative potential future tax deductions totaling $304.1 million. The net deferred income tax asset associated with these potential future tax deductions was $123.3 million. We have recorded a valuation allowance equal to 100% of our $123.3 million deferred tax asset related to our TRSs, because of the uncertainty of realizing the benefit of the deferred tax asset. SFAS 109, "Accounting for Income Taxes," establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. In accordance with SFAS 109, we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. In the event we were to determine that we would be able to realize all or a portion of our deferred tax assets in the future, an adjustment to the deferred tax asset would increase operating income in the period such determination was made.

Recent Accounting Announcements

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS 157 applies whenever other standards require assets or liabilities to be measured at fair value. SFAS 157 also provides for certain disclosure requirements, including, but not limited to, the valuation techniques used to measure fair value and a discussion of changes in valuation techniques, if any, during the period. This statement is effective for us on January 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis, for which the effective date is January 1, 2009. We do not believe that the adoption of this standard will have a material effect on our financial position and results of operations.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes (i.e., unrealized gains and losses) in fair value must be recorded in earnings. Additionally, SFAS 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. This statement is effective for us on January 1, 2008. We do not believe that the adoption of this standard will have a material effect on our financial position and results of operations.

In December 2007, the FASB issued Statement No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"), which establishes principles and requirements for how the acquirer shall recognize and measure in its financial statements the identifiable assets acquired, liabilities assumed, any noncontrolling interest in the acquiree and goodwill acquired in a business combination. This statement is effective for us for business combinations for which the acquisition date is on or after January 1, 2009. We are currently assessing the potential impact that the adoption of SFAS 141(R) will have on our financial position and results of operations.

In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB No. 51" ("SFAS 160"), which establishes and expands accounting and reporting standards for minority interests, which will be recharacterized as noncontrolling interests, in a subsidiary and the deconsolidation of a subsidiary. SFAS 160 is effective for us for business combinations for which the acquisition date is on or after January 1, 2009. We are currently assessing the potential impact that the adoption of SFAS 160 will have on our financial position and results of operations.

Disclosure Regarding Forward Looking Statements

This 2007 annual report to stockholders includes forward-looking statements that involve a number of risks and uncertainties. Forward-looking statements can be identified by the use of forward-looking terminology, such as "believes," "expects," "anticipates," "may," "will," "should," "seeks", or other variations of these terms (including their use in the negative), or by discussions of strategies, plans or intentions. A number of factors could cause actual results to differ materially from those anticipated by these forward-looking statements. Among these factors are:

- general economic and lodging industry conditions, including the currently unsettled capital markets, adverse changes in the overall economy, the impact of the United States' military involvement in the Middle East and elsewhere, future acts of terrorism, the threat or outbreak of a pandemic disease affecting the travel industry, the impact on the travel industry of high fuel costs and increased security precautions;
- our overall debt levels and our ability to obtain new financing and service debt, especially in light of currently tight capital markets;
- our inability to retain earnings;
- our liquidity and capital expenditures;
- our growth strategy and acquisition activities; and
- competitive conditions in the lodging industry.

Certain of these risks and uncertainties are described in greater detail under "Risk Factors" in Item 1A of our Annual Report on Form 10-K, or in our other filings with the Securities and Exchange Commission.

In addition, these forward-looking statements are necessarily dependent upon assumptions and estimates that may prove to be incorrect. Accordingly, while we believe that the plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. The forward-looking statements included in this report, and all subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf, are expressly qualified in their entirety by the risk factors and cautionary statements discussed in our filings under the Securities Act of 1933 and the Securities Exchange Act of 1934. We undertake no obligation to update any forward-looking statements to reflect future events or circumstances.

The prospective financial information related to anticipated operating performance included in this 2007 annual report to stockholders has been prepared by, and is the responsibility of, our management. PricewaterhouseCoopers LLP has neither examined nor compiled the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this 2007 annual report to stockholders relates to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

Quantitative and Qualitative Disclosures About Market Risk

At December 31, 2007, approximately 55% of our consolidated debt had fixed interest rates. In some cases, market rates of interest are below the rates we are obligated to pay on our fixed-rate debt.

The following tables provide information about our financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the tables present scheduled maturities and weighted average interest rates, by maturity dates. The fair value of our fixed rate debt indicates the estimated principal amount of debt having the same debt service requirements that could have been borrowed at the date presented, at then current market interest rates.

December 31, 2007

	Expected Maturity Date							
	2008	**2009**	**2010**	**2011**	**2012**	**Thereafter**	**Total**	**Fair Value**
Liabilities				(dollars in thousands)				
Fixed rate:								
Debt	$ 13,733	$ 142,240	$ 274,376	$ 303,030	$ 2,415	$ 75,820	$ 811,614	$ 846,556
Average interest rate	7.99%	7.27%	8.70%	8.49%	6.48%	6.53%	8.15%	
Floating rate:								
Debt	273,850	177,225	-	215,000	-	-	666,075	666,075
Average interest rate[(a)]	4.90%	5.22%	-	6.48%	-	-	5.49%	
Total debt	$ 287,583	$ 319,465	$ 274,376	$ 518,030	$ 2,415	$ 75,820	$ 1,477,689	
Average interest rate	5.05%	6.13%	8.70%	7.65%	6.48%	6.53%	6.95%	
Net discount							(2,082)	
Total debt							$ 1,475,607	

(a) The average floating interest rate represents the implied forward rates in the yield curve at December 31, 2007.

December 31, 2006

	Expected Maturity Date							
	2007	**2008**	**2009**	**2010**	**2011**	**Thereafter**	**Total**	**Fair Value**
Liabilities				(dollars in thousands)				
Fixed rate:								
Debt	$ 12,739	$ 13,733	$ 142,240	$ 274,535	$ 303,030	$ 84,868	$ 831,145	$ 887,575
Average interest rate	7.98%	7.98%	7.26%	8.70%	8.49%	6.53%	8.13%	
Floating rate:								
Debt	58,597	265,500	-	-	215,000	-	539,097	539,097
Average interest rate[(a)]	7.32%	6.14%	-	-	7.10%	-	6.65%	
Total debt	$ 71,336	$ 279,233	$ 142,240	$ 274,535	$ 518,030	$ 84,868	$ 1,370,242	
Average interest rate	7.44%	6.23%	7.26%	8.70%	7.91%	6.53%	7.55%	
Net discount							(1,089)	
Total debt							$ 1,369,153	

(a) The average floating interest rate represents the implied forward rates in the yield curve at December 31, 2006.

Swap contracts contain a credit risk, in that the counterparties may be unable to fulfill the terms of the agreement. We minimize that risk by evaluating the creditworthiness of our counterparties, who are limited to major banks and financial institutions, and we do not anticipate nonperformance by the counterparties. We had no interest rate swap agreements at December 31, 2007 or 2006.

Management's Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, we have concluded that, as of December 31, 2007, our internal control over financial reporting is effective, based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm as stated in their report, which appears on page 27 of this 2007 annual report to stockholders.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of FelCor Lodging Trust Incorporated

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows present fairly, in all material respects, the financial position of FelCor Lodging Trust Incorporated and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing on page 26 of this 2007 annual report to stockholders. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Dallas, Texas
February 29, 2008

FELCOR LODGING TRUST INCORPORATED

CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006
(in thousands)

	2007	2006
ASSETS		
Investment in hotels, net of accumulated depreciation of $694,464 in 2007 and $612,286 in 2006	$ 2,400,057	$ 2,044,285
Investment in unconsolidated entities	127,273	111,716
Hotels held for sale	-	133,801
Cash and cash equivalents	57,609	124,179
Restricted cash	14,846	22,753
Accounts receivable, net of allowance for doubtful accounts of $307 in 2007 and $962 in 2006	37,871	33,395
Deferred expenses, net of accumulated amortization of $10,820 in 2007 and $8,841 in 2006	8,149	9,480
Condominium development project	1,913	70,661
Other assets	36,117	32,979
Total assets	$ 2,683,835	$ 2,583,249
LIABILITIES AND STOCKHOLDERS' EQUITY		
Debt, net of discount of $2,082 in 2007 and $1,089 in 2006	$ 1,475,607	$ 1,369,153
Distributions payable	30,493	24,078
Accrued expenses and other liabilities	134,159	139,277
Total liabilities	1,640,259	1,532,508
Commitments and contingencies		
Minority interest in FelCor LP,1,354 and 1,355 units issued and outstanding at December 31, 2007 and 2006, respectively	11,398	11,638
Minority interest in other partnerships	25,264	28,172
Stockholders' equity:		
Preferred stock, $.01 par value, 20,000 shares authorized:		
Series A Cumulative Convertible Preferred Stock, 12,880 shares, liquidation value of $322,011, issued and outstanding at December 31, 2007 and 2006	309,362	309,362
Series C Cumulative Redeemable Preferred Stock, 68 shares, liquidation value of $169,950, issued and outstanding at December 31, 2007 and 2006	169,412	169,412
Common stock, $.01 par value, 200,000 shares authorized and 69,413 and 69,438 shares issued, including shares in treasury, at December 31, 2007 and 2006, respectively	694	694
Additional paid-in capital	2,062,893	2,066,694
Accumulated other comprehensive income	27,450	15,839
Accumulated deficit	(1,434,393)	(1,409,790)
Less: Common stock in treasury, at cost, of 6,705 and 7,386 shares at December 31, 2007 and December 31, 2006, respectively	(128,504)	(141,280)
Total stockholders' equity	1,006,914	1,010,931
Total liabilities and stockholders' equity	$ 2,683,835	$ 2,583,249

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING TRUST INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2007, 2006 and 2005
(in thousands, except per share data)

	2007	2006	2005
Revenues:			
Hotel operating revenue	$1,018,795	$ 990,959	$ 913,149
Other revenue	3,089	79	1,506
Total revenues	1,021,884	991,038	914,655
Expenses:			
Hotel departmental expenses	329,436	319,731	303,454
Other property operating costs	275,217	270,301	255,626
Management and franchise fees	53,508	51,237	45,215
Taxes, insurance and lease expense	121,259	112,052	104,852
Abandoned projects	22	33	265
Corporate expenses	20,718	23,308	19,025
Depreciation	110,751	94,579	84,448
Other expenses	2,803	-	-
Total operating expenses	913,714	871,241	812,885
Operating income	108,170	119,797	101,770
Interest expense, net	(92,489)	(110,867)	(121,668)
Hurricane loss	-	-	(6,481)
Charge-off of deferred financing costs	-	(3,562)	(1,448)
Loss on early extinguishment of debt	-	(12,471)	(4,037)
Gain on swap termination	-	1,715	-
Income (loss) before equity in income of unconsolidated entities, minority interests and gain on sale of assets	15,681	(5,388)	(31,864)
Equity in income from unconsolidated entities	20,357	11,537	10,169
Gain (loss) on sale of other assets	-	(92)	469
Gain on sale of condominiums	18,622	-	-
Minority interests	1,033	2,508	4,310
Income (loss) from continuing operations	55,693	8,565	(16,916)
Discontinued operations	33,346	42,480	(234,699)
Net income (loss)	89,039	51,045	(251,615)
Preferred dividends	(38,713)	(38,713)	(39,408)
Issuance costs of redeemed preferred stock	-	-	(6,522)
Net income (loss) applicable to common stockholders	$ 50,326	$ 12,332	$ (297,545)
Income (loss) per common share data:			
Basic per common share data:			
Income (loss) from continuing operations	$ 0.28	$ (0.50)	$ (1.06)
Net income (loss)	$ 0.82	$ 0.20	(5.01)
Basic weighted average common shares outstanding	61,600	60,734	59,436
Diluted per common share data:			
Income (loss) from continuing operations	$ 0.27	$ (0.50)	$ (1.06)
Net income (loss)	$ 0.81	$ 0.20	(5.01)
Diluted weighted average common shares outstanding	61,897	60,734	59,436
Cash dividends declared on common stock	$ 1.20	$ 0.80	$ 0.15

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING TRUST INCORPORATED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2007, 2006 and 2005
(in thousands)

	2007	2006	2005
Net income (loss)	$ 89,039	$ 51,045	$ (251,615)
Unrealized holding gains (loss) from interest rate swaps	-	(507)	2,074
Realized gain from interest rate swaps	-	(1,715)	-
Foreign currency translation adjustment	11,611	(1,541)	1,748
Comprehensive income (loss)	$ 100,650	$ 47,282	$ (247,793)

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING TRUST INCORPORATED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2007, 2006, and 2005
(in thousands)

	Preferred Stock		Common Stock			Accumulated			
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Other Comprehensive Income	Accumulated Deficit	Treasury Stock	Total Stockholders' Equity
Balance at December 31, 2004	12,948	$ 478,757	69,436	$ 694	$ 2,085,189	$ 15,780	$ (1,066,143)	$ (183,954)	$ 1,330,323
Foreign exchange translation	-	-	-	-	-	1,748	-	-	1,748
Issuance of Series C preferred stock	68	169,412	-	-	(5,492)	-	-	-	163,920
Retirement of Series B preferred stock	(68)	(169,395)	-	-	6,522	-	(6,522)	-	(169,395)
Issuance of stock awards	-	-	4	-	(7,285)	-	-	7,022	(263)
Amortization of stock awards	-	-	-	-	3,265	-	-	-	3,265
Unrealized gain on hedging transaction	-	-	-	-	-	2,074	-	-	2,074
Conversion of operating partnership units into common shares	-	-	-	-	(118)	-	-	506	388
Allocation from minority units	-	-	-	-	(212)	-	-	-	(212)
Dividends declared:									
$0.15 per common share	-	-	-	-	-	-	(9,032)	-	(9,032)
$1.95 per Series A preferred share	-	-	-	-	-	-	(25,117)	-	(25,117)
$1.125 per Series B depositary preferred share	-	-	-	-	-	-	(5,432)	-	(5,432)
$1.63 per Series C depositary preferred share	-	-	-	-	-	-	(8,859)	-	(8,859)
Net loss	-	-	-	-	-	-	(251,615)	-	(251,615)
Balance at December 31, 2005	12,948	478,774	69,440	694	2,081,869	19,602	(1,372,720)	(176,426)	1,031,793
Foreign exchange translation	-	-	-	-	-	(1,541)	-	-	(1,541)
Issuance of stock awards	-	-	19	-	(6,371)	-	-	6,933	562
Exercise of stock options	-	-	-	-	(482)	-	-	2,670	2,188
Amortization of stock awards	-	-	-	-	5,169	-	-	-	5,169
Forfeiture of stock awards	-	-	-	-	579	-	-	(1,684)	(1,105)
Common stock exchanged for treasury shares	-	-	(21)	-	(357)	-	-	357	-
Unrealized loss on hedging transaction	-	-	-	-	-	(507)	-	-	(507)
Realized gain on hedging transaction	-	-	-	-	-	(1,715)	-	-	(1,715)
Conversion of operating partnership units into common shares	-	-	-	-	(26,870)	-	-	26,870	-
Allocation from minority units	-	-	-	-	13,157	-	-	-	13,157
Dividends declared:									
$0.80 per common share	-	-	-	-	-	-	(49,402)	-	(49,402)
$1.95 per Series A preferred share	-	-	-	-	-	-	(25,117)	-	(25,117)
$2.00 per Series C depositary preferred share	-	-	-	-	-	-	(13,596)	-	(13,596)
Net income	-	-	-	-	-	-	51,045	-	51,045
Balance at December 31, 2006	12,948	478,774	69,438	694	2,066,694	15,839	(1,409,790)	(141,280)	1,010,931
Foreign exchange translation	-	-	-	-	-	11,611	-	-	11,611
Issuance of stock awards	-	-	-	-	(8,850)	-	-	9,259	409
Exercise of stock options	-	-	-	-	731	-	-	5,569	6,300
Amortization of stock awards	-	-	-	-	4,294	-	-	-	4,294
Forfeiture of stock awards	-	-	-	-	684	-	-	(2,564)	(1,880)
Common stock exchanged for treasury shares	-	-	(25)	-	(488)	-	-	488	-
Conversion of operating partnership units into common shares	-	-	-	-	(24)	-	-	24	-
Allocation from minority units	-	-	-	-	(148)	-	-	-	(148)
Dividends declared:									
$1.20 per common share	-	-	-	-	-	-	(74,930)	-	(74,930)
$1.95 per Series A preferred share	-	-	-	-	-	-	(25,116)	-	(25,116)
$2.00 per Series C depositary preferred share	-	-	-	-	-	-	(13,596)	-	(13,596)
Net income	-	-	-	-	-	-	89,039	-	89,039
Balance at December 31, 2007	12,948	$ 478,774	69,413	$ 694	$ 2,062,893	$ 27,450	$ (1,434,393)	$ (128,504)	$ 1,006,914

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING TRUST INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007, 2006 and 2005
(in thousands)

	2007	2006	2005
Cash flows from operating activities:			
Net income (loss)	$ 89,039	$ 51,045	$ (251,615)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	110,765	110,274	122,535
Gain on sale of assets	(47,195)	(48,802)	(12,522)
Amortization of deferred financing fees and debt discount	2,663	4,456	4,566
Amortization of unearned officers' and directors' compensation	4,239	5,080	2,904
Equity in income from unconsolidated entities	(20,357)	(11,537)	(10,169)
Distributions of income from unconsolidated entities	947	3,632	1,062
Charges related to early debt extinguishment	901	17,344	11,300
Impairment loss hotels	-	16,474	266,751
Minority interests	785	(789)	(23,295)
Changes in assets and liabilities:			
Accounts receivable	(19)	12,571	(6,178)
Restricted cash-operations	3,787	(2,687)	(6,941)
Other assets	6,564	(9,076)	(6,057)
Accrued expenses and other liabilities	(14,782)	(285)	19,141
Net cash flow provided by operating activities	137,337	147,700	111,482
Cash flows provided by (used in) investing activities:			
Acquisition of hotels	(50,424)	-	-
Improvements and additions to hotels	(227,518)	(168,525)	(111,664)
Additions to condominium project	(8,299)	(51,200)	(11,546)
Acquisition of joint venture	-	-	(1,197)
Cash from consolidation of venture	-	-	3,204
Proceeds from sale of hotels	165,107	346,332	73,502
Proceeds from sale of condominiums	20,669	-	-
Proceeds received from property damage insurance	2,034	7,535	3,131
Purchase of investment securities	(7,503)	-	-
Decrease in restricted cash-investing	7,334	1,008	10,804
Cash distributions from unconsolidated entities	8,812	5,700	6,578
Capital contributions to unconsolidated entities	(4,650)	(250)	(1,350)
Net cash flow provided by (used in) investing activities	(94,438)	140,600	(28,538)
Cash flows provided by (used in) financing activities:			
Proceeds from borrowings	25,492	540,494	233,911
Repayment of borrowings	(30,312)	(716,006)	(292,990)
Payment of debt issuance costs	(1,187)	(3,985)	(659)
Decrease in restricted cash-financing	-	2,825	4,401
Net proceeds from sale of preferred stock	-	-	164,147
Redemption of preferred stock	-	-	(169,395)
Exercise of stock options	6,280	2,188	-
Distributions paid to other partnerships' minority holders	(5,030)	(13,167)	-
Contribution from minority interest holders	2,431	2,519	2,200
Distributions paid to FelCor LP limited partners	(1,481)	(878)	(414)
Distributions paid to preferred stockholders	(38,712)	(38,713)	(39,905)
Distributions paid to common stockholders	(68,599)	(33,951)	(9,032)
Net cash flow used in financing activities	(111,118)	(258,674)	(107,736)
Effect of exchange rate changes on cash	1,649	(11)	46
Net change in cash and cash equivalents	(66,570)	29,615	(24,746)
Cash and cash equivalents at beginning of periods	124,179	94,564	119,310
Cash and cash equivalents at end of periods	$ 57,609	$ 124,179	$ 94,564
Supplemental cash flow information — Interest paid	$ 101,657	$ 118,502	$ 132,091

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Organization

FelCor Lodging Trust Incorporated, or FelCor, is a real estate investment trust, or REIT. At December 31, 2007, we held ownership interests in 89 hotels and were the owner of the largest number of Embassy Suites Hotels and Doubletree Guest Suites hotels in North America.

FelCor is the sole general partner of, and the owner of a greater than 97% limited partnership interest in, FelCor Lodging Limited Partnership, or FelCor LP. All of our operations are conducted solely through FelCor LP or its subsidiaries.

Of the 89 hotels in which we had an ownership interest at December 31, 2007, we owned a 100% interest in 66 hotels, a 90% or greater interest in entities owning four hotels, a 75% interest in an entity owning one hotel, a 60% interest in an entity owning one hotel and a 50% interest in entities owning 17 hotels.

As the result of our ownership interests in the operating lessees of 85 of these hotels, or our Consolidated Hotels, we reflect their operating revenues and expenses in our consolidated statements of operations. The operating revenues and expenses of the remaining four hotels were not consolidated, but reported on the equity method, three of these hotels were operated by 50% owned lessees and one hotel, in which we had a 50% ownership interest, was operated without a lease.

At December 31, 2007, we had an aggregate of 64,061,270 shares and units outstanding, consisting of 62,707,499 shares of FelCor common stock and 1,353,771 units of FelCor LP limited partnership interest not owned by FelCor.

The following table illustrates the distribution of our 85 Consolidated Hotels among our premier brands at December 31, 2007:

Brand	Hotels	Rooms
Embassy Suites Hotels	47	12,129
Holiday Inn	17	6,305
Sheraton and Sheraton Suites	8	2,681
Doubletree and Doubletree Guest Suites	7	1,471
Hilton and Hilton Suites	2	559
Renaissance	2	921
Other brands[a]	2	939
Total hotels	85	

(a) Includes Hotel 480 Union Square and Westin.

Our Consolidated Hotels are located in the United States (83 hotels in 23 states) and Canada (two hotels in Ontario), with concentrations in California (15 hotels), Florida (14 hotels) and Texas (11 hotels). Approximately 46% of our hotel room revenues were generated from hotels in these three states during 2007.

At December 31, 2007, of our 85 Consolidated Hotels (i) subsidiaries of Hilton Hotels Corporation, or Hilton, managed 54 hotels, (ii) subsidiaries of InterContinental Hotels Group, or IHG, managed 17 hotels, (iii) subsidiaries of Starwood Hotels & Resorts Worldwide Inc., or Starwood, managed nine hotels, (iv) subsidiaries of Marriott International Inc., or Marriott, managed three hotels, and (iv) independent management companies managed two hotels.

We entered into management agreements for our three Marriott managed hotels in December 2007. Hotels managed by Marriott are accounted for on a fiscal year comprised of 52 or 53 weeks ending on the Friday closest to December 31. Their 2007 fiscal year ended on December 28.

2. Summary of Significant Accounting Policies

Principles of Consolidation — Our accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of all majority-owned subsidiaries. Intercompany transactions and balances are eliminated in consolidation. Investments in unconsolidated entities (consisting entirely of 50 percent owned ventures) are accounted for by the equity method.

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, requires that management make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment in Hotels — Our hotels are stated at cost and are depreciated using the straight-line method over estimated useful lives of 40 years for buildings, 15 to 30 years for improvements and three to seven years for furniture, fixtures, and equipment.

We periodically review the carrying value of each of our hotels to determine if circumstances exist indicating an impairment in the carrying value of the investment in the hotel or modification of depreciation periods. If facts or circumstances support the possibility of impairment of a hotel, we prepare a projection of the undiscounted future cash flows, without interest charges, over the shorter of the hotel's estimated useful life or the expected hold period, and determine if the investment in such hotel is recoverable based on the undiscounted future cash flows. If impairment is indicated, we make an adjustment to reduce carrying value of the hotel to its then fair value. We use recent operating results and current market information to arrive at our estimates of fair value.

Maintenance and repairs are expensed and major renewals and improvements are capitalized. Upon the sale or disposition of a fixed asset, the asset and related accumulated depreciation are removed from our accounts and the related gain or loss is included in operations.

Acquisition of Hotels — Investments in hotel properties are stated at acquisition cost and allocated to land, property and equipment, identifiable intangible assets and assumed debt and other liabilities at fair value in accordance with Statement of Financial Accounting Standards No. 141, *Business Combinations*. Any remaining unallocated acquisition costs would be treated as goodwill. Property and equipment are recorded at valuations performed by management and independent third parties. Identifiable intangible assets are typically contracts including ground and retail leases and management and franchise agreements, which are recorded at fair value, although no value is generally allocated to contracts which are at market terms. Above-market and below-market contract values are based on the present value of the difference between contractual amounts to be paid pursuant to the contracts acquired and our estimate of the fair value of contract rates for corresponding contracts measured over the period equal to the remaining non-cancelable term of the contract. Intangible assets are amortized using the straight-line method over the remaining non-cancelable term of the related agreements. In making estimates of fair values for purposes of allocating purchase price, we may utilize a number of sources that may be obtained in connection with the acquisition or financing of a property and other market data, including third-party appraisals and valuations.

Investment in Unconsolidated Entities — We own a 50% interest in various real estate ventures in which the partners or members jointly make all material decisions concerning the business affairs and operations. Additionally, we also own a preferred equity interest in one of these real estate ventures. Because we do not control these entities, we carry our investment in unconsolidated entities at cost, plus our equity in net earnings or losses, less distributions received since the date of acquisition and any adjustment for impairment. Our equity in net earnings or losses is adjusted for the straight-line depreciation, over the lower of 40 years or the remaining life of the venture, of the difference between our cost and our proportionate share of the underlying net assets at the date of acquisition. We periodically review our investment in unconsolidated entities for other than temporary declines in fair value. Any decline that is not expected to be recovered in the next 12 months is considered other than temporary and an impairment is recorded as a reduction in the carrying value of the investment. Estimated fair values are based on our projections of cash flows and market capitalization rates.

2. Summary of Significant Accounting Policies — (continued)

Hotels Held for Sale — We consider each individual hotel to be an identifiable component of our business. In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we do not consider hotels as "held for sale" until it is probable that the sale will be completed within one year. Once a hotel is "held for sale" the operations related to the hotel are included in discontinued operations. We had 11 non-strategic hotels that were classified as "held for sale" at December 31, 2006. All of these hotels were sold in 2007, and we had no hotels held for sale at December 31, 2007.

We do not depreciate hotel assets that are classified as "held for sale." Upon designating a hotel as "held for sale," and quarterly thereafter, we review the carrying value of the hotel and, as appropriate, adjust its carrying value to the lesser of depreciated cost or fair value, less cost to sell, in accordance with SFAS 144. Any adjustment in the carrying value of a hotel classified as "held for sale" is reflected in discontinued operations. We include in discontinued operations the operating results of hotels classified as "held for sale" or that have been sold.

Cash and Cash Equivalents — All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

We place cash deposits at major banks. Our bank account balances may exceed the Federal Depository Insurance Limits of $100,000; however, management believes the credit risk related to these deposits is minimal.

Restricted Cash —Restricted cash includes reserves for capital expenditures, real estate taxes, and insurance, as well as cash collateral deposits for mortgage debt agreement provisions and capital expenditure obligations on sold hotels.

Deferred Expenses — Deferred expenses, consisting primarily of loan costs, are recorded at cost. Amortization is computed using a method that approximates the interest method over the maturity of the related debt.

Other Assets — Other assets consist primarily of hotel operating inventories, prepaid expenses and deposits.

Revenue Recognition — Approximately 99.7% to 100.0% of our revenue is comprised of hotel operating revenues, such as room revenue, food and beverage revenue, and revenue from other hotel operating departments (such as telephone, parking and business centers). These revenues are recorded net of any sales or occupancy taxes collected from our guests as earned. All rebates or discounts are recorded, when allowed, as a reduction in revenue, and there are no material contingent obligations with respect to rebates or discounts offered by us. All revenues are recorded on an accrual basis, as earned. Appropriate allowances are made for doubtful accounts and are recorded as a bad debt expense. The remainder of our revenue is from condominium management fee income and other sources.

We do not have any time-share arrangements and do not sponsor any frequent guest programs for which we would have any contingent liability. We participate in frequent guest programs sponsored by the brand owners of our hotels and we expense the charges associated with those programs (typically consisting of a percentage of the total guest charges incurred by a participating guest) as incurred. When a guest redeems accumulated frequent guest points at one of our hotels, the hotel bills the sponsor for the services provided in redemption of such points and records revenue in the amount of the charges billed to the sponsor. Associated with the frequent guest programs, we have no loss contingencies or ongoing obligation beyond what is paid to the brand owner following a guest's stay.

We recognize revenue from the sale of condominium units using the completed contract method.

2. Summary of Significant Accounting Policies — (continued)

Foreign Currency Translation — Results of operations for our Canadian hotels are maintained in Canadian dollars and translated using the weighted average exchange rates during the period. Assets and liabilities are translated to U.S. dollars using the exchange rate in effect at the balance sheet date. Resulting translation adjustments are reflected in accumulated other comprehensive income and were $27.5 million and $15.8 million as of December 31, 2007 and 2006, respectively.

Capitalized Cost — We capitalize interest and certain other costs, such as property taxes, land leases, and property insurance and employee costs relating to hotels undergoing major renovations and redevelopments. We cease capitalizing these costs to projects when construction is substantially complete. Such costs capitalized in 2007, 2006, and 2005, were $12.5 million, $10.6 million and $8.4 million, respectively.

Net Income (Loss) Per Common Share — We compute basic earnings per share by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding. We compute diluted earnings per share by dividing net income (loss) available to common stockholders by the weighted average number of common shares and equivalents outstanding. Common stock equivalents represent shares issuable upon exercise of stock options and unvested officers' restricted stock grants.

For all years presented, our Series A Cumulative Preferred Stock, or Series A preferred stock, if converted to common shares, would be antidilutive; accordingly we do not assume conversion of the Series A preferred stock in the computation of diluted earnings per share.

Stock Compensation — In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS 123(R), Share-Based Payment. This statement replaces SFAS 123, Accounting for Stock-Based Compensation and supersedes APB 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires companies to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees and to record compensation cost for (i) all stock awards granted after the required date of adoption and to (ii) awards modified, repurchased, or cancelled after that date. In addition, we are required to record compensation expense for the unvested portion of previously granted awards that remain outstanding at the date of adoption as such previous awards continue to vest. We adopted SFAS 123(R) on January 1, 2006 using the modified prospective application. The adoption of this standard did not have a material impact on our consolidated financial statements.

Prior to January 1, 2006, when we adopted SFAS 123(R), in accordance with the provisions of SFAS 123 we continued to apply APB 25 and related interpretations in accounting for our stock based compensation plans for stock based compensation issued prior to January 1, 2003. Had the compensation cost for these stock-based compensation plans been determined in accordance with SFAS 123 our net loss from continuing operations and net loss from continuing operations per common share for the year ended December 31, 2005 would approximate the pro forma amounts below (in thousands, except per share data):

		2005
Loss from continuing operations, as reported	$	(16,916)
Add stock based compensation included in the net loss, as reported		2,904
Less stock based compensation expense that would have been included in the determination of net loss if the fair value method had been applied to all awards		(2,914)
Loss from continuing operations, pro forma	$	(16,926)
Basic and diluted net loss from continuing operations per common share:		
As reported	$	(1.06)
Pro forma	$	(1.06)

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts.

2. Summary of Significant Accounting Policies — (continued)

Derivatives — We record derivatives in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, SFAS 133 requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders' equity or net income, depending on whether the derivative instrument qualifies as a hedge for accounting purposes and the nature of the hedging activity.

Segment Information — SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," requires the disclosure of selected information about operating segments. Based on the guidance provided in the standard, we have determined that our business is conducted in one operating segment.

Distributions and Dividends — We declared aggregate common dividends of $1.20 and $0.80 per share in 2007 and 2006, respectively. Additionally, we have paid regular quarterly dividends on our preferred stock in accordance with our preferred stock dividend requirements. Our ability to make distributions is dependent on our receipt of quarterly distributions from FelCor LP, and FelCor LP's ability to make distributions is dependent upon the results of operations of our hotels.

Minority Interests — Minority interests in FelCor LP and other consolidated subsidiaries represent the proportionate share of the equity in FelCor LP and other consolidated subsidiaries not owned by us. We allocate income and loss to minority interest based on the weighted average percentage ownership throughout the year.

Income Taxes — We have elected to be treated as a REIT under Sections 856 to 860 of the Internal Revenue Code. We generally lease our hotels to wholly-owned taxable REIT subsidiaries, or TRSs, that are subject to federal and state income taxes. Through these lessees we record room revenue, food and beverage revenue and other revenue related to the operations of our hotels. We account for income taxes in accordance with the provisions of SFAS 109. Under SFAS 109, we account for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded for net deferred tax assets that are not expected to be realized.

On January 1, 2007 we adopted the provisions of FASB Interpretation Number 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* (FIN 48) which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. Under FIN 48, we determine whether it is "more-likely-than-not" that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the more-likely-than-not recognition threshold, the position is measured to determine the amount of benefit to recognize in the financial statements. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement 109, *Accounting for Income Taxes*. We recorded no cumulative effect as a result of our adoption of FIN 48 on January 1, 2007.

3. Investment in Hotels

Investment in hotels at December 31, 2007 and 2006 consisted of the following (in thousands):

	2007	2006
Building and improvements	$ 2,307,726	$ 2,058,563
Furniture, fixtures and equipment	502,348	308,838
Land	235,058	203,791
Construction in progress	49,389	85,379
	3,094,521	2,656,571
Accumulated depreciation	(694,464)	(612,286)
	$ 2,400,057	$ 2,044,285

In 2007, we wrote off fully depreciated furniture, fixtures and equipment aggregating approximately $31.0 million.

We invested $228 million and $169 million in additions and improvements to our consolidated hotels during the years ended December 31, 2007 and 2006, respectively.

4. Acquisition of Hotels

In December 2007, we acquired two upper-upscale resort hotels, the Renaissance Esmeralda Resort & Spa in Indian Wells, California with 560 rooms and the Renaissance Vinoy Resort & Golf Club in St. Petersburg, Florida with 361 rooms. The fair values, at the date of acquisition, of the assets acquired and liabilities assumed in connection with these acquisitions were based on appraisals and valuation studies performed by management. The following summarizes the fair values of assets acquired and liabilities assumed in connection with these acquisitions:

Assets	
Investment in hotels [(a)]	$ 220,583
Cash	2,228
Restricted cash	3,707
Accounts receivable	4,267
Other assets	6,009
Total assets acquired	236,794
Liabilities	
Debt, net of a $1,258 discount	175,967
Accrued expenses and other liabilities	8,175
Total liabilities assumed	184,142
Net assets acquired	52,652
Net of cash	$ 50,424

(a) Investment in hotels was allocated to land ($30.9 million), building and improvements ($174.3 million) and furniture, fixtures, and equipment ($15.3 million).

4. Acquisition of Hotels – (continued)

The following unaudited pro forma financial data for the years ended December 31, 2007 and 2006 are presented to illustrate the estimated effects of these acquisitions as they had occurred as of the beginning of each of the periods presented. The pro forma information includes adjustments for the results of operations for operating properties (operating expenses, depreciation and amortization and interest expense). The following unaudited pro forma financial data is not necessarily indicative of the results of operations as if the acquisition had been completed on the assumed date (in thousands):

	Year Ended December 31, (unaudited)	
	2007	2006
Total revenues	$ 1,115,482	$ 1,085,409
Net income	81,995	43,300
Earnings per share – basic	0.70	0.08
Earnings per share – diluted	0.70	0.08

5. Impairment Charges

Our hotels are comprised of operations and cash flows that can clearly be distinguished, operationally and for financial reporting purposes, from the remainder of our operations. Accordingly, we consider our hotels to be components as defined by SFAS 144 for purposes of determining impairment charges and reporting discontinued operations.

A hotel held for investment is tested for impairment whenever changes in circumstances indicate its carrying value may not be recoverable. The test is conducted using the undiscounted cash flows for the shorter of the estimated remaining holding periods or the useful life of the hotel. When testing for recoverability of hotels held for investment, we use projected cash flows over the expected hold period. Those hotels held for investment that fail the impairment test described in SFAS 144 are written down to their then current estimated fair value, before any selling expense and continue to be depreciated over their remaining useful lives.

Hotels held for sale are tested for impairment each reporting period and are recorded at the lower of their carrying amounts or fair value less costs to sell. These hotels are not depreciated after they have been designated as held for sale.

When determining fair value for purposes of determining impairment we use a combination of historical and projected cash flows and other available market information, such as recent sales prices for similar assets in specific markets. The cash flows used for determining fair values are discounted using a reasonable capitalization rate, or as earlier noted based on the local market conditions using recent sales of similar assets. In some cases we are able to establish fair value based on credible offers received from prospective buyers.

In 2006, we recorded impairment charges of $16.5 million under the provisions of SFAS 144. Of the 2006 charges, $9.3 million were related to our decision to designate seven additional hotels held for investment as non-strategic, $5.9 million related to a change in fair value estimates of held for investment hotels previously designated as non-strategic, and $1.3 million related to charges necessary to record two non- strategic hotels as of December 31, 2006 as held for sale at the lower of their carrying amount or fair value less costs to sell. In 2007, we sold our 11 remaining non-strategic hotels for gross proceeds of $191.0 million.

In 2005, we recorded impairment charges, under the provisions of SFAS 144, of $266.8 million, all of which was included in discontinued operations at December 31, 2006. The 2005 charges primarily related to our decision to designate as non-strategic and sell 28 additional hotels, in connection with the negotiation of the amendment to our IHG management agreements. Under the management agreements entered into with IHG in 2001 and amended in 2004, we were obligated to reinvest the net proceeds from the sale of IHG-managed hotels in other IHG-managed hotels or pay substantial liquidated damages to IHG. This potential exposure to liquidated damages made it impractical to sell IHG-managed hotels. In January 2006, we executed an agreement

5. Impairment Charges – (continued)

modifying our management agreements covering our hotels managed by IHG. This agreement eliminated any potential liquidated damages or reinvestment requirement with respect to hotels previously sold, certain IHG-managed hotels identified for sale and one Crowne Plaza hotel to be converted to another brand. We also recorded impairment charges with respect to 11 hotels previously designated as non-strategic principally because of revised estimates of fair value resulting from changes in the market and sales offers.

We may be subject to additional impairment charges in the event that operating results of individual hotels are materially different from our forecasts, the economy and lodging industry weaken, or if we shorten our contemplated holding period for certain of our hotels.

All 51 hotels on which we recorded impairment in 2006 and 2005 have been sold.

6. Discontinued Operations

The results of operations of the 11 hotels we sold in 2007, the 31 hotels we sold in 2006 and the 19 hotels we sold in 2005 are presented in discontinued operations for the periods presented. We had no hotels held for sale at December 31, 2007.

Results of operations for the hotels included in discontinued operations are as follows:

	Year Ended December 31,		
	2007	2006	2005
Hotel operating revenue	$ 26,522	$ 204,494	$ 343,492
Operating expenses	(18,430)	(200,958)	(593,211)
Operating income (loss)	8,092	3,536	(249,719)
Direct interest costs, net	(14)	(1,206)	(10,203)
Loss on the early extinguishment of debt	(902)	(1,311)	(5,815)
Gain on sale, net of tax	27,988	43,180	12,053
Minority interest	(1,818)	(1,719)	18,985
Income (loss) from discontinued operations	$ 33,346	$ 42,480	$ (234,699)

Impairment losses of $16.5 million and $266.8 million are included in the operating expenses from discontinued operations for the years ending December 31, 2006 and 2005, respectively.

In 2007, we sold 11 hotels for aggregate gross proceeds of $191.0 million. We owned 100% ownership interests in 10 of these hotels and recorded a gain on sale of $28.0 million, which was net of approximately $1.8 million in taxes. One hotel, while the operating income and expenses were consolidated because of our majority ownership of the operating lessee, was owned by a 50% owned unconsolidated venture and the venture recorded a gain of $15.6 million, which we recorded our pro rata share in income from unconsolidated entities.

In 2006, we sold 31 hotels for aggregate gross proceeds of $514.4 million and recorded a net gain of $43.2 million, which was net of approximately $5.7 million in taxes.

In 2005, we sold 11 hotels for aggregate gross proceeds of $79.2 million. Additionally, in 2005 we relinquished title to the non-recourse mortgage holder of eight limited service hotels, owned by a consolidated joint venture, in exchange for the extinguishment of $49.2 million of debt. Associated with these eight hotels we recorded $1.3 million of asset disposition costs and $3.3 million gain on early extinguishment of debt.

7. Condominium Project

Development of our 184-unit Royale Palms condominium project in Myrtle Beach, South Carolina was completed in 2007. In 2007, we recognized gains under the completed contract method of $18.6 million, net of $1.0 million of tax, from the sale of 179 units. We expect that the remaining five condominium units will be sold on a selective basis to maximize the selling price. We obtained a construction loan in 2005 to build this project, which we repaid in May 2007 from proceeds of condominium sales.

8. Investment in Unconsolidated Entities

We owned 50% interests in joint venture entities that owned 17 hotels at December 31, 2007 and 19 hotels at December 31, 2006. We also owned a 50% interest in entities that own real estate in Myrtle Beach, South Carolina, provide condominium management services, and lease three hotels. We account for our investments in these unconsolidated entities under the equity method. We do not have any majority-owned subsidiaries that are not consolidated in our financial statements. We make adjustments to our equity in income from unconsolidated entities related to the difference between our basis in investment in unconsolidated entities compared to the historical basis of the assets recorded by the joint ventures.

Summarized combined financial information for 100% of these unconsolidated entities is as follows (in thousands):

	December 31,	
	2007	2006
Balance sheet information:		
Investment in hotels, net of accumulated depreciation.	$ 288,066	$ 260,628
Total assets	$ 319,295	$ 297,712
Debt	$ 188,356	$ 197,462
Total liabilities	$ 196,382	$ 203,659
Equity	$ 122,913	$ 94,053

Debt of our unconsolidated entities at December 31, 2007, consisted entirely of non-recourse mortgage debt. In January 2008, certain of our unconsolidated entities refinanced debt, increasing unconsolidated debt by $40.6 million.

Summarized combined statement of operations information for 100% of our unconsolidated entities is as follows (in thousands):

	2007	2006	2005
Total revenues	$ 103,801	$ 83,766	$ 75,396
Net income	$ 38,908 [a]	$ 26,764	$ 21,801
Net income attributable to FelCor	$ 19,173	$ 13,382	$ 11,348
Preferred return	-	-	516
Additional gain on sale related to basis difference	3,336 [a]	-	-
Tax related to sale of asset by venture	(310)[b]	-	-
Depreciation of cost in excess of book value	(1,842)	(1,845)	(1,695)
Equity in income from unconsolidated entities	$ 20,357	$ 11,537	$ 10,169

(a) In the first quarter of 2007, a 50% owned joint venture entity sold its Embassy Suites Hotel in Covina, California. The sale of this hotel resulted in a gain of $15.6 million for this venture. Our basis in this unconsolidated hotel was lower than the venture's basis, resulting in an additional gain on sale.

(b) In the third quarter of 2007, a 50% owned joint venture entity sold its Hampton Inn in Hays, Kansas for an insignificant book gain. This sale caused FelCor to incur a $0.3 million tax obligation.

A summary of the components of our investment in unconsolidated entities as of December 31, 2007 and 2006 are as follows (in thousands):

	2007	2006
Hotel related investments	$ 52,491	$ 38,284
Cost in excess of book value of hotel investments	62,746	61,253
Land and condominium investments	12,036	12,179
	$ 127,273	$ 111,716

8. Investment in Unconsolidated Entities – (continued)

A summary of the components of our equity in income of unconsolidated entities for the years ended December 31, 2007, 2006, and 2005, are as follows (in thousands):

	2007	2006	2005
Hotel related investments	$ 20,500	$ 11,568	$ 9,811
Other investments	(143)	(31)	358
Equity in income from unconsolidated entities	$ 20,357	$ 11,537	$ 10,169

In January 2008 non-recourse mortgage debt secured by eight unconsolidated hotels matured and was refinanced. The new loan proceeds aggregated $140 million and were used to repay the maturing debt of $87 million, repay a $12 million loan secured by another unconsolidated hotel and the balance was distributed to the joint venture partners.

9. Debt

Debt at December 31, 2007 and 2006 consisted of the following (in thousands):

	Encumbered Hotels	Interest Rate at December 31, 2007	Maturity Date	Balance Outstanding December 31, 2007	Balance Outstanding December 31, 2006
Line of credit[a]	none	L + 0.80	August 2011	$ -	$ -
Senior term notes	none	8.50[b]	June 2011	299,163	298,911
Senior term notes	none	L + 1.875	December 2011	215,000	215,000
Other	none	L + 0.40	March 2008	8,350	-
Total line of credit and senior debt[c]		7.65		522,513	513,911
Mortgage debt	12 hotels	L + 0.93[d]	November 2008[e]	250,000	250,000
Mortgage debt	7 hotels	6.57	June 2009-2014	89,087	97,553
Mortgage debt	7 hotels	7.32	March 2009	120,827	124,263
Mortgage debt	8 hotels	8.70	May 2010	165,981	169,438
Mortgage debt	6 hotels	8.73	May 2010	119,568	122,578
Mortgage debt	2 hotels	L + 1.55[f]	May 2009[g]	175,980	-
Mortgage debt	1 hotel	L + 2.85	August 2008	15,500	15,500
Mortgage debt	1 hotel	5.81	July 2016	12,509	12,861
Other	1 hotel	9.17	August 2011	3,642	4,452
Construction loan[h]	-	-	-	-	58,597
Total mortgage debt[c]	45 hotels	6.99		953,094	855,242
Total		7.22%		$1,475,607	$ 1,369,153

(a) We have a borrowing capacity of $250 million on our line of credit. The interest rate on this line can range from 80 to 150 basis points over LIBOR, based on our leverage ratio as defined in our line of credit agreement.

(b) The interest rate on these senior notes will increase to 9.0% if the credit rating on our senior debt is downgraded by Moody's to B1 and Standard & Poor's rating remains below BB-.

(c) Interest rates are calculated based on the weighted average debt outstanding at December 31, 2007.

(d) We have purchased an interest rate cap for this notional amount with a cap rate of 7.8% that expires in November 2008.

(e) This loan has three one-year extension options that permit the maturity to be extended to 2011, at our option.

(f) We have purchased interest rate caps for $177 million aggregate notional amounts with cap rates of 6.25% which expire in May 2009.

(g) These loans have three one-year extension options that permit the maturity to be extended to 2012, at our option.

(h) In the second quarter of 2007, we repaid in full a recourse construction loan facility for the development of a 184-unit condominium project in Myrtle Beach, South Carolina.

9. Debt — (continued)

In 2007, we amended our line of credit agreement to increase the amount available under the line from $125 million to $250 million, provide the ability to further increase the facility up to $500 million under certain conditions, reduce certain fees and costs including the interest rates applicable to borrowings, improve certain financial covenants and extend the initial maturity from January 2009 to August 2011 with the right to extend for an additional one-year period under certain conditions. At December 31, 2007, we had no borrowings outstanding under our line of credit. The interest rate on our line of credit was LIBOR plus 0.80% at December 31, 2007 and should increase to LIBOR plus 1.0% in April 2008.

In December 2007, we assumed an existing loan in the original principal amount of $88.0 million in connection with our acquisition of the Renaissance Esmeralda Resort & Spa in Indian Wells, California and an existing loan in the original principal amount of $89.3 million in connection with our acquisition of the Renaissance Vinoy Resort & Golf Club in St. Petersburg, Florida. The interest rate on both loans is 155 basis points over the one-month LIBOR. Each loan is non-recourse to us and secured by a mortgage on its respective property. Both loans mature on May 1, 2009 unless extended, solely at our option, for three successive one-year terms, and may be prepaid at any time with no penalty or premium owed.

In late 2007, we were notified that a AAA money market fund in which we had invested approximately $8.4 million had ceased honoring redemption requests and would liquidate its investments over approximately a six-month period. In order to ensure that our liquidity would not be impaired as a consequence, an affiliate of the fund sponsor provided us with a short-term loan at a rate approximately equal to our earnings rate on the fund. Through the date of this filing we have received redemptions aggregating $3.5 million and the balance remaining on the short-term loan was $4.8 million.

We reported interest income of $6.4 million, $4.1 million and $4.1 million for the years ended December 31, 2007, 2006 and 2005, respectively, which is included in net interest expense. We capitalized interest of $4.8 million, $4.9 million and $1.9 million, for the years ended December 31, 2007, 2006 and 2005, respectively.

In October 2006, FelCor LP sold $215 million of senior floating rate notes in a private offering to qualified institutional buyers. These notes bear interest at LIBOR plus 1.875% and mature in 2011. In addition, payment of amounts due under these notes is guaranteed by us and certain of our subsidiaries who also guarantee payment of our line of credit and other senior debt (other than mortgage debt) and payment of these notes is secured by a pledge of limited partnership interest in FelCor Lodging LP. In November 2006, we also completed a $250 million non-recourse mortgage facility secured by 12 hotels at LIBOR plus 0.93% maturing in two years with three one year extensions at our option.

During the fourth quarter of 2006, we redeemed all of our outstanding $290 million senior floating rate notes due 2011 and all of our outstanding $125 million 7⅝% senior notes due 2007. In addition, we repaid $137 million of outstanding debt secured by mortgages on certain of our hotels. Proceeds from our October 2006 senior note offering and November 2006 mortgage debt facility, together with cash proceeds from hotel sales were used to fund the redemption of senior notes and the repayment of the mortgage debt.

In connection with the repayment of our $290 million senior floating rate notes, we unwound the floating to fixed interest rate swaps associated with these notes. Termination of these interest rate swaps resulted in gain of approximately $1.7 million, which was recorded in the fourth quarter 2006.

The early retirement of certain indebtedness in 2006, resulted in net charges related to debt extinguishment of approximately $15.6 million. As a result of the foregoing refinancing transactions, our annual interest expense will be reduced by approximately $5 million, our weighted average cost of debt will be reduced by approximately 50 basis points and our next significant debt maturity will not be until 2009.

9. Debt — (continued)

During 2006, we retired approximately $355.8 million of aggregate debt with proceeds of hotel sales, new debt and cash and we borrowed $49.7 million on our Royale Palms condominium development construction loan. In connection with the early debt retirement, we recorded $17.3 million of expense during 2006.

In the fourth quarter of 2005, we retired $258 million of mortgage debt related to 25 hotels and entered into a $225 million unsecured term loan. In connection with the early retirement of $258 million of mortgage debt we recorded $15 million expense in the fourth quarter of 2005.

At December 31, 2007, we had aggregate mortgage indebtedness, of approximately $953.1 million that was secured by 45 of our consolidated hotels with an aggregate book value of approximately $1.5 billion. Our hotel mortgage debt is recourse solely to the specific assets securing the debt, except in the case of fraud, misapplication of funds and other customary recourse carve-out provisions. Loans secured by four hotels provide for lock-box arrangements under certain circumstances.

With respect to two of these loans, we are permitted to retain 115% of budgeted hotel operating expenses, but the remaining revenues would become subject to a lock-box arrangement if a specified debt service coverage ratio is not met. These hotels currently exceed the minimum debt service coverage ratio, however, under the terms of the loan agreement, the lock-box provisions remain in place until the loan is repaid. Neither of these hotels has ever fallen below the debt service coverage ratio.

With respect to the mortgage debt assumed in connection with our acquisitions of the Renaissance Vinoy Resort & Golf Club and Renaissance Esmeralda Resort & Spa, all cash from the hotels in excess of operating expenses, taxes, insurance and capital expenditure reserves is subject to lock-box arrangements. In each case, the lender holds lock-box funds that are first applied to meet current debt service obligations and any excess funds are held in the lock box account until the relevant hotel meets or exceeds a debt service coverage ratio of 1:1. At December 31, 2007, the debt service coverage ratio for one hotel was below 1:1.

Our hotel mortgage debt is non-recourse to us and contains provisions allowing for the substitution of collateral upon satisfaction of certain conditions. Most of our mortgage debt is prepayable, subject to various prepayment, yield maintenance or defeasance obligations.

Our $250 million line of credit contains certain restrictive covenants, including a leverage ratio, fixed charge coverage ratio, unencumbered leverage ratio and a maximum payout ratio. The interest rate on our line can range from 80 to 150 basis points over LIBOR, based on our leverage ratio as defined in our line of credit agreement. In addition to financial covenants, our line of credit includes certain other affirmative and negative covenants, including restrictions on our ability to create or acquire wholly-owned subsidiaries; restrictions on the operation/ownership of our hotels; limitations on our ability to lease property or guarantee leases of other persons; limitations on our ability to make restricted payments (such as distributions on common and preferred stock, share repurchases and certain investments); limitations on our ability to merge or consolidate with other persons, to issue stock of our subsidiaries and to sell all or substantially all of our assets; restrictions on our ability to make investments in condominium developments; limitations on our ability to change the nature of our business; limitations on our ability to modify certain instruments, to create liens, to enter into transactions with affiliates; and limitations on our ability to enter into joint ventures. At the date of this filing, we were in compliance with all of these covenants. If operating results fall significantly below our current expectations, we may not be able to meet some or all of these covenants in which case we may be unable to borrow under our line of credit. The breach of any of the covenants and limitations under our line of credit could result in the acceleration of amounts outstanding. Our failure to satisfy any accelerated recourse indebtedness, if in the amount of $10 million or more, could result in the acceleration of our other unsecured recourse indebtedness. We may not be able to refinance or repay our debt in full under those circumstances.

9. Debt — (continued)

Our other borrowings contain affirmative and negative covenants that are generally equal to or less restrictive than our line of credit. Payment of amounts due under our line of credit is guaranteed by us and certain of our subsidiaries who also guarantee payment of our senior debt and payment is secured by a pledge of our limited partnership interest in FelCor LP.

At December 31, 2007, we had no borrowings under our line of credit.

Future scheduled principal payments on debt obligations at December 31, 2007, are as follows (in thousands):

Year	
2008	$ 287,583 [(a)]
2009	319,465 [(b)]
2010	274,376
2011	518,030
2012	2,415
2013 and thereafter	75,820
	1,477,689
Discount accretion over term	(2,082)
	$ 1,475,607

(a) Includes $250 million of mortgage debt that has three one-year extension options.
(b) Includes $176 million of mortgage debt that has three one-year extension options.

10. Derivatives

On the date we enter into a derivative contract, we designate the derivative as a hedge to the exposure to changes in the fair value of a recognized asset or liability or a firm commitment (referred to as a fair value hedge), or the exposure to variable cash flows of a forecasted transaction (referred to as a cash flow hedge). For a fair value hedge, the gain or loss is recognized in earnings in the period of change, together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. Consequently, our earnings reflect the extent to which the hedge is not effective in achieving offsetting changes in fair value. For a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. At December 31, 2007, we did not have any outstanding hedges.

We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy, relating to our various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or specific firm commitments. We also formally assess (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows or fair values of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When we determine that a derivative is not (or has ceased to be) highly effective as a hedge, we will discontinue hedge accounting, prospectively.

In the normal course of business, we are exposed to the effect of interest rate changes. We limit these risks by following established risk management policies and procedures including the use of derivatives. It is our objective to use interest rate hedges to manage our fixed and floating interest rate position and not to engage in speculation on interest rates. We manage interest rate risk based on the varying circumstances of anticipated borrowings, and existing floating and fixed rate debt. We will generally seek to pursue interest rate risk mitigation strategies that will result in the least amount of reported earnings volatility under generally accepted accounting principles, while still meeting strategic economic objectives and maintaining adequate liquidity and flexibility. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract.

10. Derivatives — (continued)

During 2006, we terminated three interest rate swaps with an aggregate notional amount of $100 million, maturing in December 2007. These interest rate swaps were designated as cash flow hedges and were marked to market through other comprehensive income. The unrealized net gain on these interest rate swap agreements was approximately $1.7 million when terminated. Upon termination this gain was realized and reclassified from accumulated other comprehensive income to earnings. The interest rate received on these interest rate swaps was 4.25% plus LIBOR and the interest rate paid was 7.80%. These swaps were 100% effective through this termination date.

To determine the fair values of our derivative instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

The amounts paid or received by us under the terms of the interest rate swap agreements are accrued as interest rates change, and we recognize them as an adjustment to interest expense, which will have a corresponding effect on our future cash flows. Our interest rate swaps reduced interest expense by $1.2 million during the year ended December 31, 2006, and increased interest expense by $0.3 million during the year ended December 31, 2005. During 2007 we did not own any interest rate swaps.

To fulfill requirements under certain loans, we owned interest rate caps with aggregate notional amounts of $427.2 million and $337.3 million as of December 31, 2007 and 2006, respectively. These interest rate cap agreements have not been designated as hedges, and have insignificant fair values at both December 31, 2007 and 2006, resulting in no significant net earnings impact.

11. Fair Value of Financial Instruments

SFAS 107 requires disclosures about the fair value of all financial instruments, whether or not recognized for financial statement purposes. Disclosures about fair value of financial instruments are based on pertinent information available to management as of December 31, 2007. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Our estimates of the fair value of (i) accounts receivable, accounts payable and accrued expenses approximate carrying value due to the relatively short maturity of these instruments; (ii) debt is based upon effective borrowing rates for issuance of debt with similar terms and remaining maturities (the estimated fair value of our debt was $1.5 billion at December 31, 2007); and (iii) short-term non-cash investments included in other assets ($7.5 million as of December 31, 2007) are carried at estimated market value, which approximates our original cost basis as of December 31, 2007.

12. Income Taxes

We elected to be taxed as a REIT under the federal income tax laws. As a REIT, we generally are not subject to federal income taxation at the corporate level on taxable income that is distributed to our stockholders. We may, however, be subject to certain state and local taxes on our income and property and to federal income and excise taxes on our undistributed taxable income. Our taxable REIT subsidiaries, or TRSs, formed to lease our hotels, are subject to federal, state and local income taxes. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its annual taxable income to its stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not qualify as a REIT for four subsequent years. In connection with our election to be taxed as a REIT, our charter imposes restrictions on the ownership and transfer of shares of our common stock. FelCor LP expects to make distributions on its units sufficient to enable us to meet our distribution obligations as a REIT.

12. Income Taxes — (continued)

We account for income taxes in accordance with the provisions of SFAS 109, "Accounting for Income Taxes." Under SFAS 109, we account for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Reconciliation between TRS's GAAP net loss and taxable loss:

The following table reconciles the TRS GAAP net loss to taxable loss for the years ended December 31, 2007, 2006, and 2005 (in thousands):

	2007	2006	2005
GAAP net income (loss)	$ 89,039	$ 51,045	$ (251,615)
GAAP net income from REIT operations	(75,688)	(54,894)	(37,237)
GAAP net income (loss) of taxable subsidiaries	13,351	(3,849)	(288,852)
Impairment loss not deductible for tax	-	7,206	231,605
Tax gain (loss) in excess of book gains on sale of hotels	2,928	116,308	(39,842)
Depreciation and amortization[(a)]	(2,410)	(3,379)	(1,910)
Employee benefits not deductible for tax	(5,107)	(1,537)	1,708
Other book/tax differences	2,514	(1,653)	4,779
Tax gain (loss) of taxable subsidiaries	$ 11,276	$ 113,096	$ (92,512)

(a) The changes in book/tax differences in depreciation and amortization principally result from book and tax basis differences, differences in depreciable lives and accelerated depreciation methods.

Summary of TRS's net deferred tax asset:

At December 31, 2007 and 2006, our TRS had a deferred tax asset, on which we had a 100% valuation allowance, primarily comprised of the following (in thousands):

	2007	2006
Accumulated net operating losses of our TRS	$ 115,565	$ 119,850
Tax property basis in excess of book	444	1,128
Accrued employee benefits not deductible for tax	7,170	9,111
Bad debt allowance not deductible for tax	117	367
Gross deferred tax assets	123,296	130,456
Valuation allowance	(123,296)	(130,456)
Deferred tax asset after valuation allowance	$ -	$ -

We have provided a valuation allowance against our deferred tax asset at December 31, 2007 and 2006, that results in no net deferred tax asset at December 31, 2007 and 2006 due to the uncertainty of realization (because of historical operating losses). Accordingly, no provision or benefit for income taxes is reflected in the accompanying Consolidated Statements of Operations. At December 31, 2007, the TRS had net operating loss carryforwards for federal income tax purposes of $304.1 million, which are available to offset future taxable income, if any, through 2025.

12. Income Taxes — (continued)

Reconciliation between REIT GAAP net loss and taxable income loss:

The following table reconciles REIT GAAP net income (loss) to taxable income (loss) for the years ended December 31, 2007, 2006 and 2005 (in thousands):

	2007	2006	2005
GAAP net income (loss) from REIT operations	$ 75,688	$ 54,894	$ 37,237
Book/tax differences, net:			
Depreciation and amortization[a]	(9,246)	(2,995)	4,797
Minority interests	(339)	(1,444)	(24,204)
Tax loss in excess of book gains on sale of hotels	427	(19,869)	(21,547)
Impairment loss not deductible for tax	-	9,268	35,146
Other	(618)	(445)	4,045
Taxable income subject to distribution requirement[b]	$ 65,912	$ 39,409	$ 35,474

(a) Book/tax differences in depreciation and amortization principally result from differences in depreciable lives and accelerated depreciation methods.

(b) The dividend distribution requirement is 90%.

If we sell any asset acquired from Bristol Hotel Company, or Bristol, within 10 years after our merger with Bristol in 1998, and we recognize a taxable gain on the sale, we will be taxed at the highest corporate rate on an amount equal to the lesser of the amount of gain that we recognize at the time of the sale, or the amount of gain that we would have recognized if we had sold the asset at the time of the Bristol merger for its then fair market value. Many of the hotels sold in our disposition program were originally acquired at the time of the Bristol merger. In 2007 and 2006, we recorded $1.5 million and $0.9 million, respectively, of built-in-gain tax with respect to the sale of three hotels, but have not recognized any other material built-in-gain tax on these sales by offsetting built in losses or other tax planning strategies. We do not believe that we will recognize any additional built-in-gain tax with regards to these hotels.

Characterization of distributions:

For income tax purposes, distributions paid consist of ordinary income, capital gains, return of capital or a combination thereof. For the years ended December 31, 2007, 2006 and 2005, distributions paid per share were characterized as follows:

	2007		2006		2005	
	Amount	%	Amount	%	Amount	%
Common Stock						
Ordinary income	$ 0.860	71.63	$ 0.188	23.45	$ 0.028	18.76
Return of capital	0.340	28.37	0.612	76.55	0.122	81.24
	$ 1.200	100.00	$ 0.800	100.00	$ 0.150	100.00
Preferred Stock – Series A						
Ordinary income	$ 1.95	100.00	$ 1.95	100.00	$ 1.95	100.00
Return of capital	-	-	-	-	-	-
	$ 1.95	100.00	$ 1.95	100.00	$ 1.95	100.00
Preferred Stock – Series B						
Ordinary income	$ -	-	$ -	-	$ 1.125	100.00
Return of capital	-	-	-	-	-	-
	$ -	-	$ -	-	$ 1.125	100.00
Preferred Stock – Series C						
Ordinary income	$ 2.00	100.00	$ 2.00	100.00	$ 1.633	100.00
Return of capital	-	-	-	-	-	-
	$ 2.00	100.00	$ 2.00	100.00	$ 1.633	100.00

13. Capital Stock

At December 31, 2007, we had $600 million of common stock, preferred stock, debt securities, and/or common stock warrants available for offerings under a shelf registration statement previously declared effective.

Preferred Stock

Our board of directors is authorized to provide for the issuance of up to 20 million shares of preferred stock in one or more series, to establish the number of shares in each series, to fix the designation, powers, preferences and rights of each such series, and the qualifications, limitations or restrictions thereof.

Our Series A preferred stock bears an annual cumulative dividend payable in arrears equal to the greater of $1.95 per share or the cash distributions declared or paid for the corresponding period on the number of shares of common stock into which the Series A preferred stock is then convertible. Each share of the Series A preferred stock is convertible at the stockholder's option to 0.7752 shares of common stock, subject to certain adjustments. During 2000, holders of 69,400 shares of Series A preferred stock converted their shares to 53,798 common shares, which were issued from treasury shares.

On April 8, 2005, we completed the issuance of 5.4 million depositary shares of our 8% Series C Cumulative Redeemable preferred stock, or Series C preferred stock, and an additional 1.4 million depositary shares on August 30, 2005, each representing 1/100 of a share of our Series C preferred stock with gross proceeds of $135 million and $34.4 million, respectively. The gross proceeds were used to redeem all of our 9% Series B preferred stock. We may call the Series C preferred stock and the corresponding depositary shares at $25 per depositary share. These shares have no stated maturity, sinking fund or mandatory redemption, and are not convertible into any of our other securities. The Series C preferred stock has a liquidation preference of $2,500 per share (equivalent to $25 per depositary share) and is entitled to annual cumulative dividends at the rate of 8% of the liquidation preference (equivalent to $2.00 annually per depositary share).

Accrued dividends payable on our common stock, Series A and Series C preferred stock aggregating $30.5 million at December 31, 2007, were paid in January 2008.

FelCor LP Units

We are the sole general partner of FelCor LP and are obligated to contribute the net proceeds from any issuance of our equity securities to FelCor LP in exchange for units of partnership interest, or Units, corresponding in number and terms to the equity securities issued by us. Units of limited partner interest may also be issued by FelCor LP to third parties in exchange for cash or property, and Units so issued to third parties are redeemable at the option of the holders thereof for a like number of shares of our common stock or, at our option, for the cash equivalent thereof. During 2007, 2006 and 2005, 1,245 Units, 1,407,524 Units, and 25,595 Units, respectively, were exchanged for a like number of common shares issued from treasury stock.

14. Hotel Operating Revenue, Departmental Expenses, and Other Property Operating Costs

Hotel operating revenue from continuing operations was comprised of the following (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Room revenue	$ 830,979	$ 809,466	$ 742,882
Food and beverage revenue	136,793	129,200	121,836
Other operating departments	51,023	52,293	48,431
Total hotel operating revenues	$ 1,018,795	$ 990,959	$ 913,149

Approximately 99.7% to 100.0% of our revenue in 2007, 2006 and 2005 was comprised of hotel operating revenues, which includes room revenue, food and beverage revenue, and revenue from other operating departments (such as telephone, parking and business centers). These revenues are recorded net of any sales or occupancy taxes collected from our guests. All rebates or discounts are recorded, when allowed, as a reduction in revenue, and there are no material contingent obligations with respect to rebates or discounts offered by us. All

14. Hotel Operating Revenue, Departmental Expenses, and Other Property Operating Costs – (continued)

revenues are recorded on an accrual basis, as earned. Appropriate allowances are made for doubtful accounts and are recorded as a bad debt expense. The remainder of our revenue was from retail space rental revenue and other sources.

We do not have any time-share arrangements and do not sponsor any guest frequency programs for which we would have any contingent liability. We participate in guest frequency programs sponsored by the brand owners of our hotels, and we expense the charges associated with those programs (typically consisting of a percentage of the total guest charges incurred by a participating guest), as incurred. When a guest redeems accumulated guest frequency points at one of our hotels, the hotel bills the sponsor for the services provided in redemption of such points and records revenue in the amount of the charges billed to the sponsor. Associated with the guest frequency programs, we have no loss contingencies or ongoing obligation beyond what is paid to the brand owner at the time of the guest's stay.

Hotel departmental expenses from continuing operations were comprised of the following (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Room	$ 204,426	$ 199,283	$ 187,872
Food and beverage	104,086	97,012	93,136
Other operating departments	20,924	23,436	22,446
Total hotel departmental expenses	$ 329,436	$ 319,731	$ 303,454

Other property operating costs from continuing operations were comprised of the following (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Hotel general and administrative expense	$ 86,884	$ 87,451	$ 82,607
Marketing	84,286	81,113	76,151
Repair and maintenance	55,045	52,710	50,011
Utilities	49,002	49,027	46,857
Total other property operating costs	$ 275,217	$ 270,301	$ 255,626

Included in hotel departmental expenses and other property operating costs were hotel compensation and benefit expenses of $289.1 million, $281.7 million, and $273.5 million for the year ended December 31, 2007, 2006 and 2005, respectively.

15. Taxes, Insurance and Lease Expense

Taxes, insurance and lease expense from continuing operations were comprised of the following (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Operating lease expense [(a)]	$ 70,695	$ 69,221	$ 62,176
Real estate and other taxes	34,652	32,790	32,175
Property, general liability insurance and other	15,912	10,041	10,501
Total taxes, insurance and lease expense	$ 121,259	$ 112,052	$ 104,852

(a) Includes hotel lease expense of $61.7 million, $61.1 million, $54.7 million, respectively, associated with 13 hotels in 2007, 2006 and 2005 owned by unconsolidated entities and leased to our consolidated lessees. Included in lease expense is $37.0 million, $36.1 million and $28.4 million in percentage rent for the year ended December 31, 2007, 2006 and 2005, respectively.

16. Land Leases and Hotel Rent

We lease land occupied by certain hotels from third parties under various operating leases that expire through 2089. Certain land leases contain contingent rent features based on gross revenue at the respective hotels. In addition, we recognize rent expense for 13 hotels that are owned by unconsolidated entities and are leased to our consolidated lessees. These leases expire through 2015 and require the payment of base rents and contingent rent based on revenues at the respective hotels. Future minimum lease payments under our land lease obligations and hotel leases at December 31, 2007, were as follows (in thousands):

Year	
2008	$ 35,085
2009	33,167
2010	33,107
2011	32,337
2012	30,507
2013 and thereafter	228,775
	$ 392,978

17. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years ended December 31, 2007, 2006 and 2005 (in thousands, except per share data):

	2007	2006	2005
Numerator:			
Income (loss) from continuing operations	$ 55,693	$ 8,565	$ (16,916)
Less: Preferred dividends	(38,713)	(38,713)	(39,408)
Issuance costs of redeemed preferred stock	-	-	(6,522)
Income (loss) from continuing operations applicable to common stockholders	16,980	(30,148)	(62,846)
Discontinued operations	33,346	42,480	(234,699)
Net income (loss) applicable to common stockholders	$ 50,326	$ 12,332	$ (297,545)
Denominator:			
Denominator for basic earnings (loss) per share	61,600	60,734	59,436
Denominator for diluted earnings per share	61,897	60,734	59,436
Earnings (loss) per share data:			
Basic:			
Income (loss) from continuing operations	$ 0.28	$ (0.50)	$ (1.06)
Discontinued operations	$ 0.54	$ 0.70	$ (3.95)
Net income (loss)	$ 0.82	$ 0.20	$ (5.01)
Diluted:			
Income (loss) from continuing operations	$ 0.27	$ (0.50)	$ (1.06)
Discontinued operations	$ 0.54	$ 0.70	$ (3.95)
Net income (loss)	$ 0.81	$ 0.20	(5.01)

17. Earnings Per Share – (continued)

Securities that could potentially dilute basic earnings per share in the future that were not included in computation of diluted earnings per share, because they would have been antidilutive for the periods presented, are as follows (unaudited, in thousands):

	2007	2006	2005
Restricted shares granted but not vested	-	327	648
Series A convertible preferred shares	9,985	9,985	9,985

Series A preferred dividends that would be excluded from net income (loss) applicable to common stockholders, if the Series A preferred shares were dilutive, were $25.1 million for 2007, 2006 and 2005.

18. Commitments, Contingencies and Related Party Transactions

We shared the executive offices and certain employees with FelCor, Inc. (controlled by Thomas J. Corcoran, Jr., Chairman of our Board of Directors), and FelCor, Inc. paid its share of the costs thereof, including an allocated portion of the rent, compensation of certain personnel, office supplies, telephones, and depreciation of office furniture, fixtures, and equipment. Any such allocation of shared expenses must be approved by a majority of our independent directors. FelCor, Inc. paid approximately $50,000 per year for shared office costs in 2007, 2006 and 2005.

Our property insurance has a $100,000 all risk deductible, a deductible of 5% of insured value for named windstorm coverage and a deductible of 2% of insured value for California earthquake coverage. Substantial uninsured or not fully-insured losses would have a material adverse impact on our operating results, cash flows and financial condition. Catastrophic losses, such as the losses caused by hurricanes in 2005, could make the cost of insuring against these types of losses prohibitively expensive or difficult to find. In an effort to limit the cost of insurance, we purchase catastrophic insurance coverage based on probable maximum losses based on 250-year events and have only purchased terrorism insurance to the extent required by our lenders. We have established a self-insured retention of $250,000 per occurrence for general liability insurance with regard to 59 of our hotels. The remainder of our hotels participate in general liability programs sponsored by our managers, with no deductible.

There is no litigation pending or known to be threatened against us or affecting any of our hotels, other than claims arising in the ordinary course of business or which are not considered to be material. Furthermore, most of these claims are substantially covered by insurance. We do not believe that any claims known to us, individually or in the aggregate, will have a material adverse effect on us.

Our hotels are operated under various management agreements that call for base management fees, which range from 1.5% of hotel room revenue to 2% of the hotel's total revenue plus 5% of the hotel's room revenue and generally have an incentive provision related to the hotel's profitability. In addition, the management agreements generally require us to invest approximately 3% to 5% of revenues for capital expenditures. The management agreements have terms from 5 to 20 years and generally have renewal options.

Other than 37 hotels, with respect to which the license to use a brand name are contained in the management agreements governing their operations, each of our other 48 hotels operates under a separate franchise or license agreement. Typically, our franchise or license agreements provide for a license fee or royalty of 4% to 5% of room revenues. In the event we breach one of these agreements, in addition to losing the right to use the brand name for the operation of the applicable hotel, we may be liable, under certain circumstances, for liquidated damages equal to the fees paid to the franchisor with respect to that hotel during the three preceding years.

19. Supplemental Cash Flow Disclosure

Accrued dividends payable on our common stock, Series A and Series C preferred stock aggregating $30.5 million and $24.1 million at December 31, 2007 and 2006, respectively, were paid in January of the following year.

In 2007 and 2006, respectively, we allocated $24,000 and $26.9 million of minority interest to additional paid-in capital due to the exchange of 1,245 Units and 1,407,524 Units for common stock.

Depreciation expense is comprised of the following (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Depreciation from continuing operations	$ 110,751	$ 94,579	$ 84,448
Depreciation from discontinued operations	14	15,695	38,087
Total depreciation expense	$ 110,765	$ 110,274	$ 122,535

In 2007, $67.0 million of proceeds from the sale of the Royale Palms condominium project was paid directly from the purchasers to our lender at closing.

In 2006, we sold 31 hotels for gross proceeds of $514 million. These proceeds were used to repay approximately $356 million of debt ($150 million of which related to sales proceeds paid directly from purchaser to our lender at closing) and invested in capital improvements at many of our hotels.

In 2006, we borrowed $215 million of debt that was paid directly to a lender, in repayment of $215 million of other debt.

For the year ended December 31, 2007, our repayment of borrowings consisted of early retirement of debt of $7.4 million, payments on our line of credit of $10.0 million and normal recurring principal payments of $12.9 million.

For the year ended December 31, 2006, our repayment of borrowings consisted of early retirement of debt of $456.5 million, payments on our line of credit of $243.6 million and normal recurring principal payments of $15.9 million.

For the year ended December 31, 2005, our repayment of borrowings of $293.0 million consisted of early retirement of secured debt of $262.0 million and $31.0 million of normal recurring principal payments.

20. Stock Based Compensation Plans

We sponsor three restricted stock and stock option plans, or the Plans. We are authorized to issue 4,700,000 shares of common stock under the Plans pursuant to awards granted in the form of incentive stock options, non-qualified stock options, and restricted stock. All outstanding options have 10-year contractual terms and vest either over four or five equal annual installments beginning in the year following the date of grant or 100% at the end of a four-year vesting term. Stock grants vest either over four or five equal annual installments or over a four year schedule including time based vesting and performance based vesting. Under the Plans, there were 292,713 shares remaining available for grant at December 31, 2007.

20. Stock Based Compensation Plans – (continued)

Stock Options

A summary of the status of our non-qualified stock options under the Plans as of December 31, 2007, 2006 and 2005, and the changes during these years are presented in the following tables:

	2007		2006		2005	
	No. Shares of Underlying Options	Weighted Average Exercise Prices	No. Shares of Underlying Options	Weighted Average Exercise Prices	No. Shares of Underlying Options	Weighted Average Exercise Prices
Outstanding at beginning of the year	598,366	$22.62	1,465,257	$23.41	1,478,760	$24.72
Forfeited	(147,639)	$26.11	(726,891)	$25.56	(13,503)	$22.30
Exercised	(289,371)	$21.68	(140,000)	$15.63	-	-
Outstanding at end of year	161,356	$21.11	598,366	$22.62	1,465,257	$23.41
Exercisable at end of year	161,356	$21.11	598,366	$22.62	1,455,257	$23.46

Options Exercisable and Outstanding			
Range of Exercise Prices	Number Outstanding at 12/31/07	Wgtd. Avg. Life Remaining	Wgtd Avg. Exercise Price
$15.62 to $22.13	161,356	0.99	$21.11

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2001 and 2000 when options were granted: dividend yield of 12.44% to 11.28%; risk free interest rates are different for each grant and range from 4.33% to 6.58%; the expected lives of options were six years; and volatility of 21.04% for 2001 grants and 18.22% for 2000 grants. The weighted average fair value of options granted during 2001, was $0.85 per share. We have issued no stock options since 2001.

Restricted Stock

A summary of the status of our restricted stock grants as of December 31, 2007, 2006, and 2005, and the changes during these years are presented below:

	2007		2006		2005	
	No. Shares	Weighted Average Fair Market Value at Grant	No. Shares	Weighted Average Fair Market Value at Grant	No. Shares	Weighted Average Fair Market Value at Grant
Outstanding at beginning of the year	1,880,129	$14.56	1,549,206	$13.35	1,187,606	$17.54
Granted[(a)]:						
With immediate vesting[(b)]	24,100	$23.61	28,500	$19.78	22,300	$13.73
With 4-year pro rata vesting	454,600	$20.87	293,800	$18.71	319,300	$12.52
With 5-year pro rata vesting	5,000	$21.66	60,000	$21.64	20,000	$13.85
Forfeited	(34,599)	$17.80	(51,377)	$13.23	-	-
Outstanding at end of year	2,329,230	$15.85	1,880,129	$14.56	1,549,206	$13.35
Vested at end of year	1,283,724	$17.07	1,108,866	$17.30	795,738	$18.49

(a) All shares granted are issued out of treasury except for 19,200 and 5,200 of the restricted shares issued to directors during the years ended December 31, 2006 and 2005, respectively.

(b) Shares awarded to directors.

The unearned compensation cost of granted but unvested restricted stock as of December 31, 2007 was $4.2 million. The weighted average period over which this cost is to be amortized is approximately three years.

21. Employee Benefits

We offer a 401(k) plan and health insurance benefits to our employees. Our matching contribution to our 401(k) plan aggregated $0.9 million for each of 2007 and 2006 and $0.7 million for 2005. The cost of health insurance benefits were $0.5 million during 2007, $1.2 million during 2006, and $0.7 million during 2005.

The employees at our hotels are employees of the respective management companies. Under the management agreements, we reimburse the management companies for the compensation and benefits related to the employees who work at our hotels. We are not, however, the sponsors of their employee benefit plans and have no obligation to fund these plans.

22. Segment Information

SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," requires the disclosure of selected information about operating segments. Based on the guidance provided in the standard, we have determined that our business is conducted in one operating segment because of the similar economic characteristics of our hotels.

The following table sets forth revenues for continuing operations, and investment in hotel assets represented by, the following geographical areas as of and for the years ended December 31, 2007, 2006 and 2005 (in thousands):

	Revenue			Investment in Hotel Assets		
	2007	2006	2005	2007	2006	2005
California	$ 208,495	$ 195,056	$ 178,688	$ 547,451	$ 413,899	$ 517,250
Texas	114,802	110,384	98,870	226,724	207,921	363,221
Florida	154,939	150,339	136,882	505,480	344,812	370,863
Georgia	59,198	58,745	54,993	126,896	122,227	208,665
Other states	452,730	447,081	418,445	928,378	905,352	1,072,222
Canada	31,720	29,433	26,777	65,128	50,074	52,158
Total	$ 1,021,884	$ 991,038	$ 914,655	$ 2,400,057	$ 2,044,285	$ 2,584,379

23. Recently Issued Statements of Financial Accounting Standards

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS 157 applies whenever other standards require assets or liabilities to be measured at fair value. SFAS 157 also provides for certain disclosure requirements, including, but not limited to, the valuation techniques used to measure fair value and a discussion of changes in valuation techniques, if any, during the period. This statement is effective for us on January 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis, for which the effective date is January 1, 2009. We do not believe that the adoption of this standard will have a material effect on our financial position and results of operations.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes (i.e., unrealized gains and losses) in fair value must be recorded in earnings. Additionally, SFAS 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. This statement is effective for us on January 1, 2008. We do not believe that the adoption of this standard will have a material effect on our financial position and results of operations.

23. Recently Issued Statements of Financial Accounting Standards – (continued)

In December 2007, the FASB issued Statement No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"), which establishes principles and requirements for how the acquirer shall recognize and measure in its financial statements the identifiable assets acquired, liabilities assumed, any noncontrolling interest in the acquiree and goodwill acquired in a business combination. This statement is effective for us for business combinations for which the acquisition date is on or after January 1, 2009. We are currently assessing the potential impact that the adoption of SFAS 141(R) will have on our financial position and results of operations.

In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB No. 51" ("SFAS 160"), which establishes and expands accounting and reporting standards for minority interests, which will be recharacterized as noncontrolling interests, in a subsidiary and the deconsolidation of a subsidiary. SFAS 160 is effective for us for business combinations for which the acquisition date is on or after January 1, 2009. We are currently assessing the potential impact that the adoption of SFAS 160 will have on our financial position and results of operations.

24. Quarterly Operating Results (unaudited)

Our unaudited consolidated quarterly operating data for the years ended December 31, 2007 and 2006 follows (in thousands, except per share data). In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data. It is also management's opinion, however, that quarterly operating data for hotel enterprises are not indicative of results to be achieved in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in stockholders' equity and cash flows for a period of several years.

2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 248,672	$ 266,244	$ 258,462	$ 248,506
Net income (loss) from continuing operations	$ 20,855	$ 29,384	$ 8,199	$ (2,745)
Discontinued operations	$ 8,307	$ 25,792	$ (206)	$ (547)
Net income (loss)	$ 29,162	$ 55,176	$ 7,993	$ (3,292)
Net income (loss) applicable to common stockholders	$ 19,484	$ 45,498	$ (1,685)	$ (12,971)
Comprehensive income	$ 29,495	$ 62,022	$ 12,872	$ (3,739)
Basic and diluted per common share data:				
Net income (loss) from continuing operations	$ 0.18	$ 0.32	$ (0.02)	$ (0.20)
Discontinued operations	$ 0.14	$ 0.41	$ (0.01)	$ (0.01)
Net income (loss)	$ 0.32	$ 0.73	$ (0.03)	$ (0.21)
Basic weighted average common shares outstanding	61,374	61,587	61,652	61,649
Diluted weighted average common shares outstanding	61,762	62,032	61,652	61,649

2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 251,407	$ 259,264	$ 247,464	$ 232,902
Net income (loss) from continuing operations	$ 6,920	$ 12,534	$ 4,272	$ (15,044)
Discontinued operations	$ 2,932	$ (2,389)	$ 15,790	$ 26,030
Net income	$ 9,852	$ 10,145	$ 20,062	$ 10,986
Net income applicable to common stockholders	$ 174	$ 467	$ 10,397	$ 1,295
Comprehensive income	$ 9,560	$ 12,305	$ 19,266	$ 6,151
Basic and diluted per common share data:				
Net income (loss) from continuing operations	$ (0.05)	$ 0.05	$ (0.09)	$ (0.40)
Discontinued operations	$ 0.05	$ (0.04)	$ 0.26	$ 0.42
Net income	$ -	$ 0.01	$ 0.17	$ 0.02
Basic weighted average common shares outstanding	59,660	60,355	61,148	61,268
Diluted weighted average common shares outstanding	59,660	60,626	61,148	61,268

Stock Information

Five-Year Cumulative Total Return
Value of $100 Invested at December 31, 2002



FelCor Lodging Trust Incorporated
Bloomberg Hotel REIT Index
S&P 500 Index
Index Value
300.0
250.0
200.0
150.0
100.0
50.0
0.0
2002
2003
2004
2005
2006
2007

	December 31,					
	2002	**2003**	**2004**	**2005**	**2006**	**2007**
FelCor Lodging Trust Incorporated	100.0	96.9	128.1	151.8	199.6	153.5
S&P 500 Index	100.0	128.7	142.7	149.7	173.3	182.9
Bloomberg Hotel REIT Index	100.0	131.7	174.3	188.5	240.3	184.9

Common Stock Price

2007		
Quarter	High	Low
First	$26.04	$20.59
Second	$28.42	$23.28
Third	$29.50	$19.00
Fourth	$22.74	$15.06

2006		
Quarter	High	Low
First	$22.10	$16.78
Second	$22.89	$19.70
Third	$22.95	$18.73
Fourth	$22.80	$19.12

Series A Preferred Stock Price

2007		
Quarter	High	Low
First	$25.80	$24.68
Second	$26.11	$25.21
Third	$25.51	$22.00
Fourth	$24.50	$20.21

2006		
Quarter	High	Low
First	$25.39	$23.54
Second	$25.20	$23.90
Third	$24.99	$23.93
Fourth	$25.50	$24.37

Series C Preferred Stock Price

2007		
Quarter	High	Low
First	$25.56	$24.91
Second	$25.50	$24.95
Third	$25.35	$22.85
Fourth	$23.89	$18.26

2006		
Quarter	High	Low
First	$25.20	$23.72
Second	$25.10	$23.95
Third	$25.15	$24.15
Fourth	$25.67	$24.60

Corporate & Shareholder Information

FelCor Lodging Trust Incorporated, a real estate investment trust ("REIT"), is the nation's largest owner of upper-upscale, all-suite hotels. FelCor's portfolio is comprised of 85 consolidated hotels and resorts, located in 23 states and Canada. FelCor's portfolio consists mostly of upper-upscale hotels, which are flagged under global brands such as Embassy Suites Hotels®, Doubletree®, Hilton®, Renaissance®, Sheraton®, Westin® and Holiday Inn®. FelCor has a current enterprise value of approximately $2.9 billion. At December 31, 2007, we had an aggregate of 62,707,499 shares of common stock and 1,353,771 of FelCor LP limited partnership units outstanding. FelCor's CEO/CFO certifications were filed as of February 29, 2008, as required by Sections 302 and 906 of the Sarbanes-Oxley Act, as exhibits to our annual report on Form 10-K for the year ended December 31, 2007. In addition, FelCor's CEO's certification for fiscal year 2007 of FelCor's compliance with the NYSE's corporate governance standards was submitted to the NYSE timely and without qualification. Additional information can be found on the Company's Web site at www.felcor.com.

Corporate Headquarters

FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway, Suite 1300
Irving, Texas 75062-3933
Phone 972.444.4900 Fax 972.444.4949
Web site: www.felcor.com
E-mail: information@felcor.com

Form 10-K

A copy of FelCor's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be furnished, without charge, to any shareholder of the Company upon request to:

Investor Relations
FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway, Suite 1300
Irving, Texas 75062-3933
Phone 972.444.4900

A copy of FelCor's Annual Report on Form 10-K also is available on the Company's Web site at www.felcor.com

Shareholders of Record

FelCor Lodging Trust Incorporated had approximately 267 common shareholders of record as of March 13, 2008.

Registrar & Transfer Agent

American Stock Transfer Company
New York, NY

Independent Public Accounting Firm

PricewaterhouseCoopers LLP
Dallas, TX

New York Stock Exchange Symbols


FCH
NYSE

Common: FCH
Preferred A: FCHPRA
Preferred C: FCHPRC

Board of Directors

Thomas J. Corcoran, Jr.
Chairman of the Board
FelCor Lodging Trust Incorporated

Richard A. Smith
President and
Chief Executive Officer
FelCor Lodging Trust Incorporated

Melinda J. Bush, CHA
Chairman and
Chief Executive Officer
HRW Holdings/Hospitality Resources Worldwide, LLC

Robert F. Cotter
President
Kerzner International Limited

Richard S. Ellwood
Private Investor

Thomas C. Hendrick
President and Partner
Sagewood Partners, LLC

David C. Kloeppel
Executive Vice President
Chief Financial Officer
Gaylord Entertainment Company

Charles A. Ledsinger, Jr.
Vice Chairman and
Chief Executive Officer
Choice Hotels International, Inc.

Robert H. Lutz
President
Lutz Investments, LLP

Robert A. Mathewson
President
RGC, Inc.

Senior Management

Richard A Smith
President
Chief Executive Officer

Michael A. Denicola
Executive Vice President
Chief Investment Officer

Troy A Pentecost
Executive Vice President
Director of Asset Management

Andrew J. Welch
Executive Vice President
Chief Financial Officer
and Treasurer

Jonathan H. Yellen
Executive Vice President
General Counsel and Secretary

Robert P Carl
Senior Vice President
Director of Design and Construction

Lester C. Johnson
Senior Vice President
Chief Accounting Officer

Officers

Jack Marraccini
Senior Vice President
Engineering

Larry J. Mundy
Senior Vice President
Deputy General Counsel

Eric U Nylen
Senior Vice President
Development

Marsha L. Bonner
Vice President
Risk Management

Kenneth R. Cunningham
Vice President
Asset Management

Anne B Darnaby
Vice President
Design & Construction

Donald J Falgoust
Vice President
Food and Beverage

Debra Feldman
Vice President
Capital Transactions

Michelle K. Hayes
Vice President
Asset Management

Michael C. Hughes
Vice President
Finance

Michael L. Hunter
Vice President
Property Taxes

Daniel A. Jorns
Vice President
Asset Management

Melissa Kendrick
Vice President
Design and Construction

Jan Kuehnemann
Vice President
Capital Transactions

David W McGivney
Vice President
Income Tax

Allison S. Navitskas
Vice President
Associate General Counsel

Charles N Nye
Vice President
Associate General Counsel

Colleen C Quinn
Vice President
Asset Management

Stephen A Schafer
Vice President
Strategic Planning and Investor Relations

Frank J. Solano
Vice President
Asset Management

Jeffrey D. Symes
Vice President
Controller

Timothy Van Allen
Vice President
Asset Management


FELCOR
LODGING
TRUST

FELCOR LODGING TRUST INCORPORATED

545 E. John Carpenter Freeway, Suite 1300
Irving, Texas 75062